

1-15244

As furnished to the Securities and Exchange Commission on August 14, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated August 14, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

CREDIT SUISSE | GROUP

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Credit Suisse Group Announces Second Quarter and First Half Results 2002

Reports Net Loss of CHF 579 Million and Net Operating Loss of CHF 285 Million in the Second Quarter

Banking Businesses Achieve Satisfactory Performance But Substantial Losses in Insurance Businesses Impact Overall Result

Zurich, August 14, 2002 – **Credit Suisse Group reported a net loss of CHF 579 million and a net operating loss, excluding the amortization of acquired intangible assets and goodwill, of CHF 285 million in the second quarter of 2002. This unsatisfactory result is primarily attributable to the extremely low investment income in the insurance businesses due to the significant deterioration in the equity markets, which had a negative impact of approximately CHF 1.5 billion on the Group's result compared to the second quarter of 2001. Private banking and Swiss corporate and retail banking recorded solid earnings given the challenging market conditions, and investment banking reported continued improvements in costs and revenues. The Group remains adequately capitalized and is implementing measures to strengthen Winterthur's capital base.**

Lukas Mühlemann, Chairman and Chief Executive Officer of Credit Suisse Group, stated, "The lower equity market valuations in the second quarter had a very negative impact on the insurance units' results, although they once again succeeded in improving their technical results. Private banking and the Swiss corporate and retail banking business recorded solid earnings given the challenging market conditions, and investment banking achieved further progress."

He added, "Our main aim going forward is to restore the earnings strength of the insurance businesses. In addition to realigning the investment strategy of the insurance units, the focus will be placed on further improving their technical results by means of repricing to reflect market conditions, a selective under-writing policy and active management of the business portfolio, as well as the accelerated realization of cost reductions."

He concluded, "The strength of our capital base is of the highest priority, and we are committed to maintaining strong capital levels compared with our peers. In view of the challenging market conditions for the insurance business, we are implementing extensive measures to limit the impact of current equity market volatility on our capital base. Based on the results for the first half of this year, we anticipate a lower dividend for 2002. However, the final dividend proposal to the Annual General Meeting and the form of the dividend will be decided by the Board of Directors, based on the full-year 2002 Group results."

Group Results: Second Quarter 2002

Credit Suisse Group reported a net operating loss of CHF 285 million in the second quarter, excluding the amortization of acquired intangible assets and goodwill. This compared with a net operating profit of CHF 686 million in the first quarter of 2002 and a net operating profit of CHF 1.6 billion in the second quarter of 2001. After accounting for the amortization of acquired intangible assets and goodwill, a net loss of CHF 579 million resulted in the second quarter of 2002, versus a net profit of CHF 368 million in the first quarter of 2002 and a net profit of CHF 1.3 billion in the second quarter of 2001. A further writedown of CHF 192 million on the Group's investment in Swiss Life in the second quarter also contributed to this loss. The operating return on equity for Swiss corporate and retail banking in the second quarter was 9.5%, versus 12.1% in the previous quarter and 7.8% in the second quarter of 2001, and the operating return on equity for Credit Suisse First Boston was 9.9%, compared with 6.9% in the previous quarter and 12.3% in the second quarter of 2001.

The Group's net new assets totaled CHF 4.2 billion in the second quarter, versus CHF 13.5 billion in the first quarter of 2002. Of the CHF 7.2 billion in net new assets recorded by Credit Suisse Financial Services, the Private Banking segment contributed CHF 5.6 billion. At Credit Suisse First Boston, the Investment Banking segment recorded CHF 1.4 billion in net new assets. Within the CSFB Financial Services segment, CHF 2.2 billion in net new assets at Private Client Services were offset by outflows of CHF 6.5 billion from the institutional asset management business. The Group's total assets under management stood at CHF 1,293.2 billion as of June 30, 2002, a decline of 8.1% versus March 31, 2002, and down 9.6% versus December 31, 2001, reflecting lower market valuation and a negative foreign exchange impact.

Group Results: First Half 2002

For the first half of the year, the Group posted a net operating profit of CHF 401 million, excluding the amortization of acquired intangible assets and goodwill, versus a net operating profit of CHF 3.3 billion in the first half of 2001. A net loss of CHF 211 million was recorded for the first six months of 2002, compared with a net profit of CHF 2.7 billion in the corresponding 2001 period. The operating return on equity was 2.2% in the first half of the year, compared with 16.0% in the corresponding 2001 period. The operating return on equity for Swiss corporate and retail banking in the first half of 2002 was 10.9%, versus 9.3% in the first half of 2001, and stood at 8.5% for Credit Suisse First Boston, compared with 15.4% in the first half of 2001. Net new assets totaled CHF 17.7 billion for the first half of the year, or 1.2% of assets under management as of

December 31, 2001. This compared with CHF 41.8 billion in net new assets in the corresponding 2001 period. In the first half of the year, Credit Suisse Financial Services recorded net new assets of CHF 18.0 billion (first half 2001: CHF 24.4 billion), despite a CHF 3.3 billion net outflow related to the Italian tax amnesty program.

Based on the results for the first half, Credit Suisse Group expects a significantly lower cash dividend for the financial year 2002 and, as a consequence, has reduced interim accruals to CHF 150 million per quarter, down from CHF 600 million per quarter in 2001. The Group will continue to monitor this issue for the remainder of the year, and the Board of Directors will propose the final dividend to the shareholders at the Annual General Meeting on April 25, 2003, based on the full-year 2002 Group results.

Equity Capital

As of June 30, 2002, the Group's consolidated shareholders' equity totaled CHF 36.5 billion, BIS risk-weighted assets stood at CHF 220.5 billion and BIS tier 1 capital was CHF 20.2 billion. The BIS tier 1 ratio for the Group stood at 9.2% at the end of the second quarter versus 9.0% at the end of the first quarter of 2002. The BIS tier 1 ratio for the banking business increased from 8.5% to 9.3% over the same period. This is within the capital target ranges set by the Group.

Winterthur's capital base declined considerably in the first half of 2002 due to negative equity market conditions. However, as of June 30, 2002, Winterthur exceeded the local statutory capital requirements in all of the countries in which it operates. Winterthur's consolidated solvency margin (calculated in line with the EU directive) stood at 123% as of June 30, 2002, and was thus above the required regulatory minimum of 100%. Winterthur has implemented a number of measures to limit the impact of current equity market volatility on the capital base. In addition, the Group plans to implement measures to strengthen the capital base of the insurance businesses in the second half of the year. Further steps being considered include the injection of additional equity capital into Winterthur from excess liquidity at the Credit Suisse Group parent company.

Business Unit Results

The **Credit Suisse Financial Services** business unit reported a net operating loss, excluding the amortization of acquired intangible assets and goodwill, of CHF 271 million in the second quarter of 2002. This compared with a net operating profit of CHF 620 million in the previous quarter and a net operating profit of CHF 1.1 billion in the second quarter of 2001. A net loss of CHF 297 million was recorded for the second quarter versus a net profit of CHF 592 million in the first quarter of 2002 and a net profit of CHF 1.1 billion in the corresponding 2001 period. In the first half of 2002, the business unit posted a net operating profit of CHF 349 million, excluding the amortization of acquired intangible assets and goodwill, down 84% versus the first half of 2001, due mainly to a decrease in the insurance unit's investment income from CHF 4.5 billion to CHF 617 million. A net profit of CHF 295 million was recorded in the first half of the year, down 86% versus the corresponding 2001 period. Assets under management declined 5.7% to CHF 713.3 billion during the second quarter and were down 4.7% versus the end of 2001.

The Private Banking segment posted a net operating profit before minority interests of CHF 486 million in the second quarter, down 23% on the first quarter. Operating income decreased 7% from the previous quarter to CHF 1.7 billion due to lower income from the sale of structured products and from securities transactions, as well as a reduction in asset-based income. Operating expenses rose 5% quarter-on-quarter. The Private Banking business recorded a performance and foreign exchange-related decrease in assets under management of 5.4% versus the end of 2001, to CHF 517.3 billion.

The Corporate & Retail Banking segment reported a net operating profit before minority interests of CHF 95 million in the second quarter, down 21% on the previous quarter but up 23% on the second quarter of 2001. Operating income increased 2% quarter-on-quarter, and operating expenses rose 18% to the expected full-year run rate. The operating cost/income ratio stood at 65.2% in the first half of 2002 versus 69.8% in the first half of 2001.

The Life & Pensions segment recorded a 13% increase in gross written premiums in the first half of the year, adjusted for divestitures in Austria and France and exchange rate impacts. The expense ratio was reduced from 10.2% in the first half of 2001 to 9.2% in the first half of 2002, and the segment reported net new assets of CHF 4.3 billion in the first half of 2002, compared with CHF 3.1 billion in the corresponding 2001 period. Despite these improvements versus 2001, Life & Pensions reported a net operating loss before minority interests of CHF 412 million in the first half of the year, versus a net operating profit before minority interests of CHF 434 million in the first six months of 2001 (CHF 414 million excluding divestitures). This result reflects a 75% or CHF 2.4 billion decline in investment income in the first half of 2002.

In the first six months of 2002, the Insurance segment reported an increase in net premiums earned of 3% and, adjusted for acquisitions and divestitures as well as exchange rate impacts, organic growth of 9%. The combined ratio stood at 103.8% for the first half of 2002, an improvement of 3.8 percentage points versus the corresponding 2001 period. Despite significantly improving its technical results versus the first half of 2001, the Insurance segment posted a net operating loss before minority interests of CHF 637 million in the first half of 2002 due to the realization of losses when reducing the equity exposure of the non-life business' investment portfolio and the income statement recognition of lower equity valuations.

Erwin Heri, Head of Investment Management at Credit Suisse Financial Services, has decided to leave the Group. He will focus on his academic work and establish himself as a consultant in the areas of investment management and corporate finance. In this capacity, he will continue to be available to the company as an advisor. Credit Suisse Group would like to thank Erwin Heri for his longstanding commitment and his contribution to the development of our investment strategy. His successor will be named in due course.

The **Credit Suisse First Boston** business unit reported a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of USD 229 million (CHF 371 million) in the second quarter, up 48% on the first quarter of 2002 but down 24% on the corresponding 2001 period. Net profit was USD 61 million (CHF 101 million) in the second quarter, compared with a net loss of USD 19 million (CHF 32 million) in the first quarter and a net profit of USD 127 million (CHF 224 million) in the second quarter of 2001. The improvement in results over the first quarter of 2002 reflects both continued progress in cost reductions and increased operating income. In the first half of 2002, the business unit posted a net operating profit of USD 384 million (CHF 630 million), excluding the amortization of acquired intangible assets and goodwill, versus a net operating profit of USD 747 million (CHF 1,251 million) in the first half of 2001. A net profit of USD 42 million (CHF 69 million) was recorded in the first six months of 2002, compared with a net profit of USD 399 million (CHF 669 million) in the corresponding 2001 period. Assets under management, including private equity, totaled USD 389.1 billion (CHF 579.9 billion) as of June 30, 2002.

Further progress was achieved in the cost reduction program, with second quarter operating expenses down 19%, personnel expenses down 17% and other operating expenses down 25% versus the second quarter of 2001. Credit Suisse First Boston now expects cost savings for 2002 of approximately USD 1.8 billion on an annualized basis, which is well in excess of the previously announced target of USD 1 billion. These savings were achieved through a combination of significant headcount reductions, the sale or closure of certain non-core businesses and offices, and reductions in discretionary spending.

The Investment Banking segment reported operating income of USD 2.9 billion (CHF 4.7 billion) in the second quarter of 2002, up 7% on the first quarter but down 18% on the second quarter of 2001. As a result of cost reduction measures, second quarter operating expenses fell 19% versus the corresponding 2001 period. Despite difficult market conditions, the Investment Banking segment was able to maintain or improve market share, including achieving a number one global ranking in mergers and acquisitions for the first half of 2002.

The CSFB Financial Services segment recorded second quarter operating income of USD 553 million (CHF 885 million), up 3% on the previous quarter but down 7% on the second quarter of 2001. Operating expenses decreased 21% versus the second quarter of 2001 owing to cost reduction measures and the sale of CSFB*direct* and Autranet reported in the first quarter of 2002.

Par value reduction

As approved by the shareholders at the Annual General Meeting on May 31, 2002, Credit Suisse Group will today, August 14, 2002, pay a par value reduction of CHF 2 per share — in lieu of a dividend — for the financial year 2001, and the par value of the Credit Suisse Group share will thus be reduced from CHF 3 to CHF 1.

Outlook

Credit Suisse Group expects the market environment to remain challenging in the second half of the year. Additional realized losses and the income statement recognition of lower equity valuations in the insurance businesses will likely lead to negative insurance results in the third and the fourth quarters of 2002. In the coming months, the Group will concentrate in particular on restoring the earnings strength of the insurance businesses. In private banking and Swiss corporate and retail banking, business expansion will be very focused and will proceed at a pace in line with prevailing market conditions. The priorities at Credit Suisse First Boston will be to maintain its market positions and to achieve further progress in its business operations.

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570
Internet	www.credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of June 30, 2002, it reported assets under management of CHF 1,293.2 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

Today's Presentation of the Results

Speakers

- Lukas Mühlemann, Chairman and Chief Executive Officer of Credit Suisse Group
- Philip K. Ryan, Chief Financial Officer of Credit Suisse Group
- Oswald J. Grübel, Chief Executive Officer of Credit Suisse Financial Services
- John J. Mack, Chief Executive Officer of Credit Suisse First Boston (media conference only, via videoconference)
- Richard E. Thornburgh, Chief Financial Officer of Credit Suisse First Boston (analysts' presentation)

Analysts' presentation, Zurich (English)

- August 14, 2002, 8.30 am CET / 7.30 am BST / 2.30 am EST at the Credit Suisse Forum **Uetlihof**, Uetlibergstrasse 231, Zurich
- Internet:
  - Live broadcast at **www.credit-suisse.com/results**
  - Video playback available approximately 3 hours after the event
- Telephone:
  - Live audio dial-in on +41 91 610 4111 (Europe), +44 207 866 4111 (UK), or +1 412 858 4600 (USA), ask for "Credit Suisse Group second quarter results"; please dial in 10 minutes before the start of the presentation
  - Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 4300 (UK) or +1 412 858 1440 (USA), conference ID 505#

Media conference, Zurich (English/German)

- August 14, 2002, 11.00 am CET / 10.00 am BST / 5.00 am EST at the Credit Suisse Forum **Uetlihof**, Uetlibergstrasse 231, Zurich
- Internet:
  - Simultaneous interpreting: German – English, English – German
  - Live broadcast at **www.credit-suisse.com/results**
  - Video playback available approximately 3 hours after the event
- Telephone:
  - Live audio dial-in on +41 91 610 4111 (Europe), +44 207 866 4111 (UK), or +1 412 858 4600 (USA), ask for "Credit Suisse Group second quarter results"; please dial in 10 minutes before the start of the presentation
  - Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 43 00 (UK) or +1 412 858 1440 (USA), conference ID 523# (English) or 618# (German)

Consolidated income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**7,647**	8,330	11,182	(8)	(32)	**15,977**	22,273	(28)
Gross operating profit	**1,079**	1,832	3,009	(41)	(64)	**2,911**	6,116	(52)
Net operating profit [1]	**(285)**	686	1,611	–	–	**401**	3,337	(88)
Net profit	**(579)**	368	1,288	–	–	**(211)**	2,716	–

Return on equity (ROE)

in %	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Reported ROE	**(6.6)**	4.1	12.4	–	–	**(1.2)**	13.1	–
Operating ROE [1]	**(3.2)**	7.7	15.2	–	–	**2.2**	16.0	(86)

Consolidated balance sheet

in CHF m	30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
Total assets	**987,585**	1,070,280	1,022,513	(8)	(3)
Shareholders' equity	**36,458**	38,975	38,921	(6)	(6)
Minority interests in shareholders' equity	**2,892**	3,077	3,121	(6)	(7)

BIS data

in CHF m	30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
BIS risk-weighted assets	**220,467**	232,419	222,874	(5)	(1)
BIS tier 1 capital	**20,187**	20,841	21,155	(3)	(5)
of which non-cumulative perpetual preferred securities	**2,015**	2,058	2,076	(2)	(3)
BIS total capital	**34,174**	34,366	34,888	(1)	(2)

BIS capital ratios

in %		30.06.02	31.03.02	31.12.01
BIS tier 1 ratio	Credit Suisse	**7.4**	7.1	6.9
	Credit Suisse First Boston [2]	**12.6**	12.4	12.9
	Credit Suisse Group [3]	**9.2**	9.0	9.5
	Credit Suisse Group, banking [4]	**9.3**	8.5	8.8
BIS total capital ratio	Credit Suisse Group	**15.5**	14.8	15.7

Assets under management/client assets [5]

in CHF bn	30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
Advisory assets under management	**638.6**	696.4	723.5	(8)	(12)
Discretionary assets under management	**654.6**	710.6	707.1	(8)	(7)
Total assets under management	**1,293.2**	1,407.0	1,430.6	(8)	(10)
Client assets	**1,936.9**	2,161.4	2,138.2	(10)	(9)

Net new assets [5]

in CHF bn	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net new assets	**4.2**	13.5	16.9	(69)	(75)	**17.7**	41.8	(58)

Number of employees

		30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
Switzerland	banking	**21,646**	21,665	21,794	0	(1)
	insurance	**6,990**	6,985	6,849	0	2
Outside Switzerland	banking	**26,828**	27,386	28,415	(2)	(6)
	insurance	**24,856**	24,671	23,103	1	8
Total employees Credit Suisse Group		**80,320**	80,707	80,161	0	0

[1] Excluding amortization of acquired intangible assets and goodwill. [2] Ratio is based on a tier 1 capital of CHF 13.9 bn (March 31, 2002: CHF 15.1 bn; December 31, 2001: CHF 15.2 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (March 31, 2002: CHF 1.1 bn; December 31, 2001: CHF 1.1 bn). [3] Ratio is based on a tier 1 capital of CHF 20.2 bn (March 31, 2002: CHF 20.8 bn; December 31, 2001: CHF 21.2 bn), of which non-cumulative perpetual preferred securities is CHF 2.0 bn (March 31, 2002: CHF 2.1 bn; December 31, 2001: CHF 2.1 bn). [4] Ratio is based on a tier 1 capital of CHF 20.2 bn (March 31, 2002: CHF 19.6 bn; March 31, 2001: CHF 19.4 bn), of which non-cumulative perpetual preferred securities is CHF 2.0 bn (March 31, 2002: CHF 2.1 bn; March 31, 2001: CHF 2.1 bn). [5] 2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002.

Consolidated income statement

in CHF m	2Q 2002	1Q 2002	2Q 2001	Change in % from 1Q 2002	Change in % from 2Q 2001	6 months 2002	6 months 2001	Change in % 2002/2001
Interest and discount income	**4,626**	4,652	7,806	(1)	(41)	**9,278**	16,546	(44)
Interest and dividend income from trading portfolios	**2,610**	2,648	3,943	(1)	(34)	**5,258**	6,616	(21)
Interest and dividend income from financial investments	**172**	107	105	61	64	**279**	213	31
Interest expenses	**(5,232)**	(5,554)	(10,246)	(6)	(49)	**(10,786)**	(20,224)	(47)
Net interest income	**2,176**	1,853	1,608	17	35	**4,029**	3,151	28
Commission income from lending activities	**207**	200	161	4	29	**407**	382	7
Commission income from securities and investment transactions	**3,921**	3,913	4,517	0	(13)	**7,834**	9,075	(14)
Commission income from other services	**431**	485	359	(11)	20	**916**	739	24
Commission expenses	**(200)**	(225)	(235)	(11)	(15)	**(425)**	(455)	(7)
Net commission and service fee income	**4,359**	4,373	4,802	0	(9)	**8,732**	9,741	(10)
Net trading income	**889**	1,216	3,109	(27)	(71)	**2,105**	6,105	(66)
Premiums earned, net	**7,367**	10,463	7,070	(30)	4	**17,830**	16,811	6
Claims incurred and actuarial provisions	**(5,381)**	(10,131)	(7,249)	(47)	(26)	**(15,512)**	(16,342)	(5)
Commission expenses, net	**(575)**	(444)	(685)	30	(16)	**(1,019)**	(1,127)	(10)
Investment income from the insurance business	**(932)**	1,082	2,767	–	–	**150**	4,077	(96)
Net income from the insurance business	**479**	970	1,903	(51)	(75)	**1,449**	3,419	(58)
Income from the sale of financial investments	**265**	249	464	6	(43)	**514**	684	(25)
Income from investments in associates	**24**	60	7	(60)	243	**84**	82	2
Income from other non-consolidated participations	**15**	7	19	114	(21)	**22**	20	10
Real estate income	**57**	31	26	84	119	**88**	74	19
Sundry ordinary income	**184**	262	179	(30)	3	**446**	509	(12)
Sundry ordinary expenses	**(801)**	(691)	(935)	16	(14)	**(1,492)**	(1,512)	(1)
Other ordinary (expenses)/income, net	**(256)**	(82)	(240)	212	7	**(338)**	(143)	136
Operating income	**7,647**	8,330	11,182	(8)	(32)	**15,977**	22,273	(28)
Personnel expenses	**4,816**	4,837	5,959	0	(19)	**9,653**	11,989	(19)
Other operating expenses	**1,752**	1,661	2,214	5	(21)	**3,413**	4,168	(18)
Operating expenses	**6,568**	6,498	8,173	1	(20)	**13,066**	16,157	(19)
Gross operating profit	**1,079**	1,832	3,009	(41)	(64)	**2,911**	6,116	(52)
Depreciation of non-current assets [1]	**466**	481	502	(3)	(7)	**947**	985	(4)
Amortization of acquired intangible assets	**173**	193	202	(10)	(14)	**366**	393	(7)
Amortization of goodwill	**201**	192	186	5	8	**393**	356	10
Valuation adjustments, provisions and losses from the banking business	**562**	471	412	19	36	**1,033**	650	59
Depreciation, valuation adjustments and losses	**1,402**	1,337	1,302	5	8	**2,739**	2,384	15
Profit before extraordinary items, taxes and minority interests	**(323)**	495	1,707	–	–	**172**	3,732	(95)
Extraordinary income	**121**	4	5	–	–	**125**	52	140
Extraordinary expenses	**(11)**	(9)	(5)	22	120	**(20)**	(30)	(33)
Taxes	**(417)**	(87)	(335)	379	24	**(504)**	(907)	(44)
Net profit before minority interests	**(630)**	403	1,372	–	–	**(227)**	2,847	–
Minority interests	**51**	(35)	(84)	–	–	**16**	(131)	–
Net profit	**(579)**	368	1,288	–	–	**(211)**	2,716	–

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

[1] Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses.

CREDIT SUISSE | GROUP

QUARTERLY REPORT 2002 Q2



360° FINANCE Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of June 30, 2002, it reported assets under management of CHF 1,293.2 billion.

This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/q2results2002/bookmarks.html to find links to the relevant information. This additional information indicated is openly accessible and does not form part of the Quarterly Report. Some areas of Credit Suisse Group's websites are only available in English.

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.



Lukas Mühlemann
Chairman and Chief Executive Officer

Dear shareholders, clients and colleagues

Credit Suisse Group had to record a net loss of CHF 579 million in the second quarter of 2002, and the net operating loss, excluding the amortization of acquired intangible assets and goodwill, was CHF 285 million. For the first half of 2002, the Group reported a net loss of CHF 211 million and a net operating profit of CHF 401 million.

This unsatisfactory result is primarily attributable to the significant deterioration in the equity markets, which negatively impacted the entire European insurance sector. Winterthur Insurance and Winterthur Life & Pensions had to realize losses on their investment portfolio and recorded substantially lower equity valuations, which had a negative impact of approximately CHF 1.5 billion on the Group's net result compared with the second quarter of 2001. However, the insurance units did succeed in further improving their technical results versus the first half of 2001.

The Group's banking businesses achieved a satisfactory overall result given market conditions. The private banking and Swiss corporate and retail banking businesses recorded good earnings in view of the current environment, and further progress was reported in investment banking. The Private Banking segment reported CHF 5.6 billion in net new assets in the second quarter. As of June 30, 2002, the Group's total assets under management stood at CHF 1,293.2 billion.

We expect the market environment to remain challenging in the second half of 2002, which will likely lead to negative results in the insurance businesses. Based on the results for the first half of this year, we anticipate a lower dividend proposal for 2002. However, the final dividend proposal to the Annual General Meeting on April 25, 2003, will be decided by the Board of Directors at the end of the financial year, on the basis of the actual full-year Group results.

The capitalization of companies that are active in the insurance sector has been a topic of discussion over recent months and also led to speculation about our company. The BIS tier 1 ratio for the Group improved from 9.0% at the end of the first quarter to 9.2% at the end of the second quarter and the ratio for the Group's banking business rose from 8.5% to 9.3%. In the second quarter, the Group injected CHF 1.7 billion of capital into Winterthur. At the same time, Winterthur has realigned the management of its investment portfolio to focus on limiting the impact of current equity market volatility on the capital base. We have also initiated measures in order to strengthen the capital base of the insurance businesses in the second half of the year.

Our main priorities in the coming months are to restore the earnings capacity of the insurance businesses and to achieve further progress at Credit Suisse First Boston. With a 19% decrease in the Group's operating expenses versus the first half of 2001, improved technical results at the insurance units and, in particular, our success in maintaining or improving our market position across all businesses in the current environment, we have a sound basis for the Group's future earnings strength.

Lukas Mühlemann
August 2002

Share data

	30.06.02	31.03.02	31.12.01	Change in % from 31.03.02	Change in % from 31.12.01
Shares issued	**1,197,049,884**	1,196,874,464	1,196,609,811	0	0
Shares repurchased	**7,730,000**	7,730,000	7,730,000	0	0
Shares outstanding	**1,189,319,884**	1,189,144,464	1,188,879,811	0	0
Share price in CHF	**47.25**	63.75	70.80	(26)	(33)
Market capitalization in CHF m	**56,195**	75,808	84,173	(26)	(33)
Book value per share in CHF	**28.04**	29.99	29.92	(7)	(6)

Share price

in CHF	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
High	**63.50**	73.60	83.13	(14)	(24)	**73.60**	87.00	(15)
Low	**41.65**	56.50	72.25	(26)	(42)	**41.65**	69.75	(40)

Earnings per share

in CHF	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Basic earnings per share	**(0.49)**	0.31	1.08	–	–	**(0.18)**	2.27	-
Basic earnings per share – operating [1]	**(0.24)**	0.58	1.35	–	–	**0.34**	2.78	(88)
Diluted earnings per share	**(0.48)**	0.31	1.07	–	–	**(0.18)**	2.24	-
Diluted earnings per share – operating [1]	**(0.24)**	0.57	1.33	–	–	**0.34**	2.76	(88)

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

[1] Excluding amortization of acquired intangible assets and goodwill.

Share performance


Swiss Market Index (rebased)
Credit Suisse Group
100
90
80
70
60
50
40
30
1997
1998
1999
2000
2001
2002

Market capitalization
As of end of reporting period (in CHF bn)


100
90
80
70
60
50
40
30
20
10
0
92
93
94
95
96
97
98
99
00
01
Q2/02

Financial calendar

Third quarter results 2002	Thursday, November 14, 2002
Investors' Day	Wednesday, December 4, 2002
Fourth quarter / full-year results 2002	Tuesday, February 25, 2003

Consolidated income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**7,647**	8,330	11,182	(8)	(32)	**15,977**	22,273	(28)
Gross operating profit	**1,079**	1,832	3,009	(41)	(64)	**2,911**	6,116	(52)
Net operating profit [1]	**(285)**	686	1,611	–	–	**401**	3,337	(88)
Net profit	**(579)**	368	1,288	–	–	**(211)**	2,716	–

Return on equity (ROE)

in %	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Reported ROE	**(6.6)**	4.1	12.4	–	–	**(1.2)**	13.1	–
Operating ROE [1]	**(3.2)**	7.7	15.2	–	–	**2.2**	16.0	(86)

Consolidated balance sheet

in CHF m	30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
Total assets	**987,585**	1,070,280	1,022,513	(8)	(3)
Shareholders' equity	**36,458**	38,975	38,921	(6)	(6)
Minority interests in shareholders' equity	**2,892**	3,077	3,121	(6)	(7)

BIS data

in CHF m	30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
BIS risk-weighted assets	**220,467**	232,419	222,874	(5)	(1)
BIS tier 1 capital	**20,187**	20,841	21,155	(3)	(5)
of which non-cumulative perpetual preferred securities	**2,015**	2,058	2,076	(2)	(3)
BIS total capital	**34,174**	34,366	34,888	(1)	(2)

BIS capital ratios

in %		30.06.02	31.03.02	31.12.01
BIS tier 1 ratio	Credit Suisse	**7.4**	7.1	6.9
	Credit Suisse First Boston [2]	**12.6**	12.4	12.9
	Credit Suisse Group [3]	**9.2**	9.0	9.5
	Credit Suisse Group, banking [4]	**9.3**	8.5	8.8
BIS total capital ratio	Credit Suisse Group	**15.5**	14.8	15.7

Assets under management/client assets [5]

in CHF bn	30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
Advisory assets under management	**638.6**	696.4	723.5	(8)	(12)
Discretionary assets under management	**654.6**	710.6	707.1	(8)	(7)
Total assets under management	**1,293.2**	1,407.0	1,430.6	(8)	(10)
Client assets	**1,936.9**	2,161.4	2,138.2	(10)	(9)

Net new assets [5]

in CHF bn	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net new assets	**4.2**	13.5	16.9	(69)	(75)	**17.7**	41.8	(58)

Number of employees

		30.06.02	31.03.02	31.12.01	Change in % 31.03.02	Change in % 31.12.01
Switzerland	banking	**21,646**	21,665	21,794	0	(1)
	insurance	**6,990**	6,985	6,849	0	2
Outside Switzerland	banking	**26,828**	27,386	28,415	(2)	(6)
	insurance	**24,856**	24,671	23,103	1	8
Total employees Credit Suisse Group		**80,320**	80,707	80,161	0	0

[1] Excluding amortization of acquired intangible assets and goodwill. [2] Ratio is based on a tier 1 capital of CHF 13.9 bn (March 31, 2002: CHF 15.1 bn; December 31, 2001: CHF 15.2 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (March 31, 2002: CHF 1.1 bn; December 31, 2001: CHF 1.1 bn). [3] Ratio is based on a tier 1 capital of CHF 20.2 bn (March 31, 2002: CHF 20.8 bn; December 31, 2001: CHF 21.2 bn), of which non-cumulative perpetual preferred securities is CHF 2.0 bn (March 31, 2002: CHF 2.1 bn; December 31, 2001: CHF 2.1 bn). [4] Ratio is based on a tier 1 capital of CHF 20.2 bn (March 31, 2002: CHF 19.6 bn; March 31, 2001: CHF 19.4 bn), of which non-cumulative perpetual preferred securities is CHF 2.0 bn (March 31, 2002: CHF 2.1 bn; March 31, 2001: CHF 2.1 bn). [5] 2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002.

Credit Suisse Group reported a net operating loss of CHF 285 million in the second quarter of 2002, excluding the amortization of acquired intangible assets and goodwill, as the significant deterioration in the equity markets led to substantial losses in the insurance businesses. The banking businesses achieved a satisfactory performance given market conditions, with solid earnings in the private banking and Swiss corporate and retail banking businesses, and further progress in investment banking. In the first half of 2002, the Group posted a net operating profit of CHF 401 million, down 88% on the first half of 2001. After accounting for the amortization of acquired intangible assets and goodwill, a net loss of CHF 211 million resulted in the first half of the year, versus a net profit of CHF 2.7 billion in the corresponding 2001 period.

As a result of the sharp downturn in the equity markets, the insurance businesses realized losses when reducing the equity exposure of their investment portfolio. In addition, they had to record further lower equity valuations in the second quarter, which led to substantial losses. A further writedown of CHF 192 million on the Group's investment in Swiss Life in the second quarter also negatively impacted the Group's result. The Group posted a net operating loss, excluding the amortization of acquired intangible assets and goodwill, of CHF 285 million in the second quarter of 2002, versus a net operating profit of CHF 686 million in the previous quarter and a net operating profit of CHF 1.6 billion in the second quarter of 2001. After accounting for the amortization of acquired intangible assets and goodwill, a net loss of CHF 579 million resulted in the second quarter, compared with a net profit of CHF 368 million in the previous quarter and a net profit of CHF 1.3 billion in the second quarter of 2001. For the first half of the year, net operating profit stood at CHF 401 million, versus a net operating profit of CHF 3.3 billion in the first half of 2001. The Group recorded a net loss of CHF 211 million in the first six months of 2002, compared with a net profit of CHF 2.7 billion in the corresponding 2001 period.

Operating earnings per share were CHF −0.24 for the second quarter, compared with CHF 0.58 in the first quarter of 2002 and CHF 1.35 in the corresponding period of 2001. The annualized operating return on equity was −3.2% in the second quarter, compared with 7.7% in the first quarter and 15.2% in the second quarter of 2001. The operating return on equity for Swiss corporate and retail banking in the second quarter was 9.5%, versus 12.1% in the previous quarter and 7.8% in the second quarter of 2001, and the operating return on equity for Credit Suisse First Boston stood at 9.9%, compared with 6.9% in the previous quarter and 12.3% in the second quarter of 2001.

Equity capital

As of June 30, 2002, the Group's consolidated shareholders' equity totaled CHF 36.5 billion, BIS risk-weighted assets stood at CHF 220.5 billion and BIS tier 1 capital was CHF 20.2 billion. The BIS tier 1 ratio for the Group improved from 9.0% at the end of the first quarter to 9.2% at the end of the second quarter. The BIS tier 1 ratio for the banking business increased from 8.5% to 9.3% over the same period. This is within the capital target ranges set by the Group and is in line with industry peers.

Despite further improvements to the technical results of the life and non-life businesses compared with the first half of 2001, Winterthur's capital base declined in the first half of 2002 owing to negative equity market conditions. Credit Suisse Group therefore injected CHF 1.7 billion of capital into Winterthur in the second

Overview of business unit results

in CHF m	Credit Suisse Financial Services 2Q2002	1Q2002	2Q2001
Operating income	**2,718**	3,306	4,261
Personnel expenses	**1,474**	1,443	1,496
Other operating expenses	**909**	814	927
Operating expenses	**2,383**	2,257	2,423
Gross operating profit	**335**	1,049	1,838
Depreciation of non-current assets [1]	**217**	205	185
Amortization of acquired intangible assets and goodwill	**46**	29	25
Valuation adjustments, provisions and losses	**95**	99	123
Profit before extraordinary items and taxes	**(23)**	716	1,505
Extraordinary income/(expenses), net	**21**	(3)	9
Taxes	**(380)**	(119)	(399)
Net profit before minority interests	**(382)**	594	1,115
Minority interests	**85**	(2)	(59)
Net profit	**(297)**	592	1,056
Reconciliation to net operating profit			
Amortization of acquired intangible assets and goodwill [2]	**26**	29	25
Tax impact	**0**	(1)	(1)
Net operating profit	**(271)**	620	1,080

The Group's consolidated results are prepared in accordance with Swiss GAAP while the Group's segment reporting principles are applied for the presentation of business unit results. For a detailed description of the Group's segment reporting principles, please refer to our Annual Report 2001, which is available on our website www.credit-suisse.com, and to the footnotes to the business unit results. This quarter of 2002. As of June 30, 2002, Winterthur complied with the local statutory capital requirements in all of the countries in which it operates. Winterthur's consolidated solvency margin (calculated in line with the EU directive) stood at 123% as of June 30, 2002, and was above the required regulatory minimum of 100% but below the Group's target for Winterthur.

Since the deterioration in the equity markets in the second quarter is persisting into the third quarter – and no rapid improvement in market conditions can be anticipated in the second half of the year – Winterthur has implemented comprehensive measures to limit the impact of current equity market volatility on the capital base.

In addition, the Group has initiated further measures to strengthen the capital base for the insurance businesses in the second half of the year.

Net new asset growth

The Group reported CHF 4.2 billion in net new assets in the second quarter, versus CHF 13.5 billion in the previous quarter. Of the CHF 7.2 billion in net new assets recorded by Credit Suisse Financial Services, Private Banking contributed CHF 5.6 billion, Corporate & Retail Banking CHF 0.3 billion and Life & Pensions CHF 1.3 billion. At Credit Suisse First Boston, the Investment Banking segment recorded CHF 1.4 billion in net new assets. Within the CSFB Financial Services segment, CHF 2.2 billion in net new assets at Private Client Services were offset by outflows of CHF 6.5 billion from the institutional asset management business. The Group's total assets under management stood at CHF 1,293.2 billion as of June 30, 2002, a decline of 8.1% versus March 31, 2002, reflecting lower market valuation and the negative foreign exchange impact.

Operating income and expenses

Operating income, which was negatively impacted by the realization of losses when reducing the equity exposure of the investment portfolio and additional lower equity valuations in the insurance businesses, totaled CHF 7.6 billion in the second quarter, down 8% from the previous quarter and down 32% from the strong second quarter of 2001. While operating income from banking activities totaled CHF 7.3 billion (down 2% on the previous quarter), the insurance businesses reported an operating income of CHF 0.4 billion (down 56% from the previous quarter).

Credit Suisse First Boston			Adjust. incl. Corporate Center			Credit Suisse Group		
2Q2002	1Q2002	2Q2001	**2Q2002**	1Q2002	2Q2001	**2Q2002**	1Q2002	2Q2001
5,440	5,338	7,031	**(511)**	(314)	(110)	**7,647**	8,330	11,182
3,258	3,216	4,200	**84**	178	263	**4,816**	4,837	5,959
1,172	1,302	1,681	**(329)**	(455)	(394)	**1,752**	1,661	2,214
4,430	4,518	5,881	**(245)**	(277)	(131)	**6,568**	6,498	8,173
1,010	820	1,150	**(266)**	(37)	21	**1,079**	1,832	3,009
185	207	234	**64**	69	83	**466**	481	502
330	357	364	**(2)**	(1)	(1)	**374**	385	388
420	338	298	**47**	34	(9)	**562**	471	412
75	(82)	254	**(375)**	(139)	(52)	**(323)**	495	1,707
26	0	0	**63**	(2)	(9)	**110**	(5)	0
0	50	(30)	**(37)**	(18)	94	**(417)**	(87)	(335)
101	(32)	224	**(349)**	(159)	33	**(630)**	403	1,372
0	0	0	**(34)**	(33)	(25)	**51**	(35)	(84)
101	(32)	224	**(383)**	(192)	8	**(579)**	368	1,288
330	357	364	**(2)**	(1)	(1)	**354**	385	388
(60)	(66)	(64)	**0**	0	0	**(60)**	(67)	(65)
371	259	524	**(385)**	(193)	7	**(285)**	686	1,611

presentation of the business unit results is provided to assist in evaluating the operating performance of the business units, which should be considered in the context of the Group's consolidated financial statements.

[1] Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses within Credit Suisse Financial Services. [2] Excluding non-core business.

Assets under management/client assets

in CHF bn	30.06.02	31.03.02	31.12.01	Change in % from 31.03.02	Change in % from 31.12.01
Credit Suisse Financial Services					
Private Banking					
Assets under management	**517.3**	557.6	546.8	(7.2)	(5.4)
of which discretionary	**128.7**	138.8	131.5	(7.3)	(2.1)
Client assets	**550.0**	593.0	583.3	(7.3)	(5.7)
Corporate & Retail Banking					
Assets under management	**52.9**	54.4	55.9	(2.8)	(5.4)
Client assets	**68.9**	69.4	73.3	(0.7)	(6.0)
Life & Pensions					
Assets under management (discretionary)	**113.5**	115.0	115.2	(1.3)	(1.5)
Client assets	**113.5**	115.0	115.2	(1.3)	(1.5)
Insurance					
Assets under management (discretionary)	**29.6**	29.1	30.5	1.7	(3.0)
Client assets	**29.6**	29.1	30.5	1.7	(3.0)
Credit Suisse Financial Services					
Assets under management	**713.3**	756.1	748.4	(5.7)	(4.7)
of which discretionary	**273.4**	284.5	278.9	(3.9)	(2.0)
Client assets	**762.0**	806.5	802.3	(5.5)	(5.0)
Credit Suisse First Boston					
Investment Banking					
Assets under management	**38.5**	44.5	41.7	(13.5)	(7.7)
of which Private Equity on behalf of clients (discretionary)	**27.2**	30.7	29.3	(11.4)	(7.2)
Client assets	**103.0**	121.7	121.7	(15.4)	(15.4)
CSFB Financial Services					
Assets under management	**541.4**	606.4	640.5	(10.7)	(15.5)
of which discretionary	**346.1**	388.2	393.6	(10.8)	(12.1)
Client assets	**1,071.9**	1,233.2	1,214.2	(13.1)	(11.7)
Credit Suisse First Boston					
Assets under management	**579.9**	650.9	682.2	(10.9)	(15.0)
of which discretionary	**381.2**	426.1	428.2	(10.5)	(11.0)
Client assets	**1,174.9**	1,354.9	1,335.9	(13.3)	(12.1)
Credit Suisse Group					
Assets under management	**1,293.2**	1,407.0	1,430.6	(8.1)	(9.6)
of which discretionary	**654.6**	710.6	707.1	(7.9)	(7.4)
Client assets	**1,936.9**	2,161.4	2,138.2	(10.4)	(9.4)

Net new assets

in CHF bn	2Q 2002	1Q 2002	2Q 2001	Change in % from 1Q 2002	Change in % from 2Q 2001	6 months 2002	6 months 2001	Change in % 2002/2001
Credit Suisse Financial Services								
Private Banking	**5.6**	9.2	12.8	(39.1)	(56.3)	**14.8**	22.0	(32.7)
Corporate & Retail Banking	**0.3**	(1.4)	(2.4)	–	–	**(1.1)**	(0.7)	57.1
Life & Pensions	**1.3**	3.0	0.8	(56.7)	62.5	**4.3**	3.1	38.7
Credit Suisse Financial Services	**7.2**	10.8	11.2	(33.3)	(35.7)	**18.0**	24.4	(26.2)
Credit Suisse First Boston								
Investment Banking	**1.4**	3.5	–	(60.0)	–	**4.9**	–	–
CSFB Financial Services [1]	**(4.4)**	(0.8)	5.7	450.0	–	**(5.2)**	17.4	–
Credit Suisse First Boston	**(3.0)**	2.7	5.7	–	–	**(0.3)**	17.4	–
Credit Suisse Group	**4.2**	13.5	16.9	(68.9)	(75.1)	**17.7**	41.8	(57.7)

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002.

[1] Net new discretionary assets for institutional asset management.

000021



Second quarter operating expenses rose 1% versus the previous quarter to CHF 6.6 billion but were down 20% on the second quarter 2001. Credit Suisse Financial Services recorded a 6% rise in operating expenses in the second quarter. Operating expenses thus reached the expected full-year run rate. At Credit Suisse First Boston, second quarter operating expenses were up 3% on a US dollar basis versus the first quarter due primarily to a rise in incentive compensation and severance expenses, but were down 19% versus the second quarter 2001 due to progress in cost reduction measures.

Senior management changes

In early July, Lukas Mühlemann announced that he will step down as Chairman of the Board of Directors at the Annual General Meeting 2003 in order to focus fully on his role as Chief Executive Officer of the Group. Thomas Wellauer resigned as Chief Executive Officer of Credit Suisse Financial Services at the beginning of July 2002 and was succeeded by Oswald J. Grübel, former Chief Executive Officer of Credit Suisse Private Banking. Olivier Steimer, Member of the Executive Boards of Credit Suisse Group and Credit Suisse Financial Services and Head of the Private Banking International division, announced his resignation in mid-July. Alex W. Widmer, who was Head of Asia-Pacific and other market regions within the Private Banking International division, was subsequently appointed to the Executive Board of Credit Suisse Financial Services and named Head of the entire Private Banking business.

Outlook

Credit Suisse Group expects the market environment to remain challenging in the second half of 2002. In the third and fourth quarters, additional realized losses and the income statement recognition of lower equity valuations in the insurance businesses will likely lead to negative insurance results in the second half of the year. In the coming months, the Group will concentrate in particular on restoring the earnings strength of the insurance businesses. In addition to realigning the investment strategy, the focus will be placed on further improving the insurance units' technical results by means of repricing to reflect new market conditions, a selective underwriting policy and active management of the business portfolio, as well as the accelerated realization of the cost reduction program that has been implemented. In private banking and Swiss corporate and retail banking, business expansion will be very focused and will proceed at a pace in line with prevailing market conditions. The priorities at Credit Suisse First Boston will be to maintain its good market positions and to achieve further progress in its business operating performance.

Credit Suisse Financial Services reported a net operating loss, excluding the amortization of acquired intangible assets and goodwill, of CHF 271 million in the second quarter of 2002. The business unit recorded a net loss of CHF 297 million in the second quarter. This loss was incurred despite a satisfactory performance by the banking businesses – in view of market conditions – and an improvement in the insurance units' technical results versus the first half of 2001, and was primarily attributable to very low investment income from the insurance units. Assets under management declined 5.7% to CHF 713.3 billion in the second quarter due to global financial market conditions, and net new assets totaled CHF 7.2 billion.

Credit Suisse Financial Services recorded a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of CHF 349 million in the first half of 2002. This 84% decrease versus the first half of 2001 is mainly attributable to very low investment income from the insurance units as a result of continuing financial market weakness. This led to the realization of losses on equity positions and to the recognition of lower valuations of equities held in Winterthur's investment portfolio, which had a CHF 2.6 billion impact on operating income and a CHF 1.9 billion impact on net operating profit, excluding the amortization of acquired intangible assets and goodwill, in the first six months of the year versus the corresponding 2001 period.

Credit Suisse Financial Services recorded an 18% decrease in operating income in the second quarter of 2002 (banking businesses: down 5%; insurance businesses: down 56%), compared to the previous quarter. The business unit reported a 6% rise in operating expenses quarter-on-quarter. Operating expenses thus reached the expected full-year run rate for 2002. In the first six months of 2002, operating income declined 27%

Credit Suisse Financial Services business unit income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**2,718**	3,306	4,261	(18)	(36)	**6,024**	8,302	(27)
Personnel expenses	**1,474**	1,443	1,496	2	(1)	**2,917**	2,923	0
Other operating expenses	**909**	814	927	12	(2)	**1,723**	1,801	(4)
Operating expenses	**2,383**	2,257	2,423	6	(2)	**4,640**	4,724	(2)
Gross operating profit	**335**	1,049	1,838	(68)	(82)	**1,384**	3,578	(61)
Depreciation of non-current assets	**174**	162	141	7	23	**336**	241	39
Amortization of Present Value of Future Profits (PVFP)	**43**	43	44	–	(2)	**86**	86	–
Valuation adjustments, provisions and losses	**95**	99	123	(4)	(23)	**194**	251	(23)
Net operating profit before extraordinary items and taxes	**23**	745	1,530	(97)	(98)	**768**	3,000	(74)
Extraordinary income/(expenses), net	**21**	(3)	9	–	133	**18**	11	64
Taxes [1]	**(380)**	(120)	(400)	217	(5)	**(500)**	(770)	(35)
Net operating profit before minority interests	**(336)**	622	1,139	–	–	**286**	2,241	(87)
Amortization of acquired intangible assets and goodwill	**(46)**	(29)	(25)	59	84	**(75)**	(42)	79
Tax impact	**0**	1	1	(100)	(100)	**1**	1	–
Net profit before minority interests	**(382)**	594	1,115	–	–	**212**	2,200	(90)
Minority interests	**85**	(2)	(59)	–	–	**83**	(88)	–
Net profit	**(297)**	592	1,056	–	–	**295**	2,112	(86)
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill [2]	**26**	29	25	(10)	4	**55**	42	31
Tax impact	**0**	(1)	(1)	(100)	(100)	**(1)**	(1)	–
Net operating profit	**(271)**	620	1,080	–	–	**349**	2,153	(84)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on pages 4/5. 2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results by excluding amortization of Present Value of Future Profits (PVFP) from depreciation of non-current assets.

[1] Excluding tax impact on amortization of acquired intangible assets and goodwill. [2] Excluding non-core business.

Credit Suisse Financial Services business unit key information

	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1] [2]	**94.1%**	73.2%	60.2%	**82.6%**	59.8%
Cost/income ratio (operating), banking [1]	**64.5%**	56.9%	60.7%	**60.6%**	58.6%
Return on average allocated capital	**(12.7%)**	19.1%	30.7%	**3.5%**	29.3%
Return on average allocated capital (operating) [1]	**(11.9%)**	20.0%	31.4%	**4.4%**	29.8%
Average allocated capital in CHF m	**12,016**	12,431	14,517	**12,157**	15,025
Growth in net operating profit [1]	**–**	(42.2%)	(5.3%)	**(83.8%)**	(7.8%)
Growth in assets under management	**(5.7%)**	1.0%	3.8%	**(4.7%)**	5.8%
of which net new assets	**1.0%**	1.4%	1.5%	**2.4%**	3.3%
of which market movement and structural effects	**(6.7%)**	–	2.3%	**(6.7%)**	1.9%
of which acquisitions/(divestitures)	**–**	(0.4%)	–	**(0.4%)**	0.6%
of which discretionary	**(1.5%)**	0.7%	1.9%	**(0.7%)**	n/a

	30.06.02	31.03.02	31.12.01
Assets under management in CHF bn	**713.3**	756.1	748.4
Number of employees	**53,812**	53,528	51,668

[1] Excluding amortization of acquired intangible assets and goodwill. [2] Excluding amortization of PVFP from the insurance businesses within Credit Suisse Financial Services.

(banking businesses: down 6%; insurance businesses: down 62%), and operating expenses were down 2% versus the first half of 2001.

Assets under management decreased 4.7% versus end-2001 to CHF 713.3 billion, reflecting developments on the global equity markets. In spite of a CHF 3.3 billion net outflow associated with the Italian tax amnesty program, net new assets of CHF 18.0 billion were reported in the first half of 2002 (first half 2001: CHF 24.4 billion), corresponding to 4.8% of assets under management on an annualized basis.

Winterthur's capital base declined in the first half of 2002 owing to the significant downturn in the global equity markets. Credit Suisse Group therefore injected CHF 1.7 billion of capital into Winterthur in the second quarter of 2002. In addition, Winterthur has implemented a number of measures, which include a further reduction of its equity exposure and the dynamic management of its investment portfolio, to preserve its capital base against further price falls in the equity markets. As of June 30, 2002, Winterthur complied with the local statutory capital requirements in all of the countries in which it operates. Winterthur's consolidated solvency margin (calculated in line with the EU directive) stood at 123% as of June 30, 2002, and was above the required regulatory minimum of 100% but below the Group's target for Winterthur. The Group is therefore planning measures that are intended to make additional capital available to Winterthur in the second half of the year. Winterthur has also implemented measures in order to achieve the targeted solvency ratio on a sustainable basis. In addition to adjusting its investment strategy, these measures include focusing growth on businesses with low capital requirements and achieving further operating improvements.

Oswald J. Grübel, Head of Credit Suisse Private Banking until end-2001, took over from Thomas Wellauer as Chief Executive Officer of Credit Suisse Financial Services in July 2002.

Overview of business unit Credit Suisse Financial Services

2Q2002, in CHF m	Private Banking	Corp. & Retail Banking	Life & Pensions	Insurance	Credit Suisse Financial Services
Operating income [1]	1,710	629	193	186	**2,718**
Personnel expenses	628	245	221	380	**1,474**
Other operating expenses	386	175	145	203	**909**
Operating expenses	1,014	420	366	583	**2,383**
Gross operating profit	696	209	(173)	(397)	**335**
Depreciation of non-current assets	56	19	66	33	**174**
Amortization of Present Value of Future Profits (PVFP)	–	–	42	1	**43**
Valuation adjustments, provisions and losses	29	66	–	–	**95**
Net operating profit before extraordinary items and taxes	611	124	(281)	(431)	**23**
Extraordinary income/(expenses), net	21	0	0	0	**21**
Taxes [2]	(146)	(29)	(146)	(59)	**(380)**
Net operating profit before minority interests	486	95	(427)	(490)	**(336)**
Amortization of acquired intangible assets and goodwill					**(46)**
Tax impact					**0**
Net profit before minority interests					**(382)**
Minority interests					**85**
Net profit					**(297)**
Reconciliation to net operating profit					
Amortization of acquired intangible assets and goodwill [3]					**26**
Tax impact					**0**
Net operating profit					**(271)**
Average allocated capital	3,708	3,991	4,317		**12,016**

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on pages 4/5. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. [2] Excluding tax impact on amortization of acquired intangible assets and goodwill. [3] Excluding non-core business.

Private Banking

In the second quarter of 2002, the Private Banking segment posted a net operating profit before minority interests of CHF 486 million, down 23% on the first quarter. Operating income decreased 7% versus the previous quarter. Lower income from the sale of structured products and from securities transactions, as well as a reduction in asset-based income owing to a decrease in assets under management, contributed to this decline. Operating expenses rose 5% versus the previous quarter. The cost savings achieved as a result of synergies from the new organizational structure were exceeded by business expansion costs in Europe and Asia, as well as salary increases effective April 1. In the first half of the year, operating expenses fell 3% versus the corresponding 2001 period.

In the second quarter, net new assets totaled CHF 5.6 billion or 4.0% of assets under management on an annualized basis. The segment recorded a performance and foreign exchange-related decrease in assets under management of 5.4% to CHF 517.3 billion versus end-2001.

A net operating profit before minority interests of CHF 1.1 billion was recorded in the first half of the year, corresponding to a decline of 8% versus the significantly stronger first half of 2001. The net margin stood at 41.1 basis points in the first half of 2002, versus 44.4 basis points in the corresponding period of the previous year. As a result of the current market environment and a CHF 3.3 billion net outflow associated with the Italian tax amnesty program, net new assets of CHF 14.8 billion were recorded in the first half of 2002, compared with CHF 22.0 billion in net new assets in the corresponding 2001 period.

The Private Banking business continued to achieve above-average growth in Asia in the second quarter of the year. The rate of expansion of the European Financial Services Initiative has been adjusted in line with prevailing market conditions, with a focus on consolidating existing operations. The Initiative generated net new



Private Banking income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net interest income	**437**	440	508	(1)	(14)	**877**	1,018	(14)
Net commission and service fee income	**1,096**	1,233	1,198	(11)	(9)	**2,329**	2,384	(2)
Net trading income	**150**	155	169	(3)	(11)	**305**	348	(12)
Other ordinary income	**27**	6	11	350	145	**33**	78	(58)
Operating income	**1,710**	1,834	1,886	(7)	(9)	**3,544**	3,828	(7)
Personnel expenses	**628**	624	642	1	(2)	**1,252**	1,278	(2)
Other operating expenses	**386**	345	398	12	(3)	**731**	756	(3)
Operating expenses	**1,014**	969	1,040	5	(3)	**1,983**	2,034	(3)
Gross operating profit	**696**	865	846	(20)	(18)	**1,561**	1,794	(13)
Depreciation of non-current assets	**56**	53	31	6	81	**109**	68	60
Valuation adjustments, provisions and losses [1]	**29**	14	51	107	(43)	**43**	102	(58)
Net operating profit before extraordinary items and taxes	**611**	798	764	(23)	(20)	**1,409**	1,624	(13)
Extraordinary income/(expenses), net	**21**	(2)	2	–	–	**19**	2	–
Taxes	**(146)**	(162)	(189)	(10)	(23)	**(308)**	(405)	(24)
Net operating profit before minority interests	**486**	634	577	(23)	(16)	**1,120**	1,221	(8)
Increased/(decreased) credit-related valuation adjustments [1]	**(12)**	2	(5)			**(10)**	(9)	

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Increased/(decreased) valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

Private Banking balance sheet information

in CHF m	30.06.02	31.03.02	31.12.01	Change in % from 31.03.02	Change in % from 31.12.01
Total assets	**164,221**	168,361	170,364	(2)	(4)
Due from customers	**31,914**	31,261	31,410	2	2
Mortgages	**42,926**	41,808	42,008	3	2

Private Banking key information

	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1]	**62.6%**	55.7%	56.8%	**59.0%**	54.9%
Average allocated capital in CHF m	**3,708**	3,484	3,366	**3,558**	3,277
Pre-tax margin (operating) [1]	**37.0%**	43.4%	40.6%	**40.3%**	42.5%
Fee income/operating income	**64.1%**	67.2%	63.5%	**65.7%**	62.3%
Net new assets in CHF bn	**5.6**	9.2	12.8	**14.8**	22.0
of which European Financial Services Initiative	**2.4**	3.2	0.4	**5.6**	1.2
Growth in assets under management	**(7.2%)**	2.0%	4.8%	**(5.4%)**	6.4%
of which net new assets	**1.0%**	1.7%	2.4%	**2.7%**	4.1%
of which market movement and structural effects	**(8.2%)**	0.3%	2.4%	**(8.1%)**	1.6%
of which acquisitions/(divestitures)	**–**	–	–	**–**	0.7%
Net operating profit before minority interests/average AuM [1]	**36.0 bp**	46.0 bp	41.3 bp	**41.1 bp**	44.4 bp

	30.06.02	31.03.02	31.12.01
Assets under management in CHF bn	**517.3**	557.6	546.8
of which European Financial Services Initiative	**23.9**	23.9	20.9
Number of employees	**15,174**	15,037	14,818
Number of advisors European Financial Services Initiative	**715**	658	677
Number of clients European Financial Services Initiative	**48,455**	45,494	41,419

[1] Excluding amortization of acquired intangible assets and goodwill.

assets of CHF 5.6 billion in the first half of the year, of which CHF 4.5 billion related to the Italian market. Responding to the current environment, Credit Suisse Financial Services also launched innovative products in the second quarter that are aimed at protecting investors' capital. An example is Protected Alternative Notes: a diversified portfolio of alternative investments with capital protection.

Following the resignation of Olivier Steimer, Member of the Executive Boards of Credit Suisse Group and Credit Suisse Financial Services and Head of the Private Banking International division, Alex W. Widmer, who was Head of Asia-Pacific and other market regions within the Private Banking International division, was appointed to the Executive Board of Credit Suisse Financial Services and named Head of the entire Private Banking business in mid-July 2002.

Corporate & Retail Banking

The business unit's Corporate & Retail Banking segment posted a net operating profit before minority interests of CHF 95 million in the second quarter of 2002, down 21% on the previous quarter but up 23% on the second quarter of 2001. This decline versus the previous quarter arose owing to an 18% increase in operating expenses to the expected full-year run rate, due to seasonal factors as well as to the transfer of Credit Suisse First Boston's Swiss banknote trading operations to this segment and salary increases effective April 1. Operating income rose 2% quarter-on-quarter. Interest income decreased due to lower interest rates, while the integration of Credit Suisse First Boston's Swiss banknote trading operations into this segment led to a marked increase in its trading income.

A net operating profit before minority interests of CHF 215 million was recorded in the first half of 2002, up 19% on the corresponding period of the previous year. The operating cost/income ratio stood at 65.2%, versus 69.8% in the second half of 2001. The return on average allocated capital was 10.9% in the first half of 2002.

The overall quality of the credit portfolio continued to improve and, in particular, a further reduction of the proportion of longstanding non-performing loans was reported in the second quarter.

Corporate & Retail Banking income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net interest income	**405**	426	412	(5)	(2)	**831**	833	0
Net commission and service fee income	**128**	122	132	5	(3)	**250**	262	(5)
Net trading income	**74**	53	63	40	17	**127**	131	(3)
Other ordinary income	**22**	15	4	47	450	**37**	21	76
Operating income	**629**	616	611	2	3	**1,245**	1,247	0
Personnel expenses	**245**	223	256	10	(4)	**468**	508	(8)
Other operating expenses	**175**	132	177	33	(1)	**307**	338	(9)
Operating expenses	**420**	355	433	18	(3)	**775**	846	(8)
Gross operating profit	**209**	261	178	(20)	17	**470**	401	17
Depreciation of non-current assets	**19**	18	11	6	73	**37**	24	54
Valuation adjustments, provisions and losses [1]	**66**	85	72	(22)	(8)	**151**	149	1
Net operating profit before extraordinary items and taxes	**124**	158	95	(22)	31	**282**	228	24
Extraordinary income/(expenses), net	**0**	(1)	7	(100)	(100)	**(1)**	9	–
Taxes [2]	**(29)**	(37)	(25)	(22)	16	**(66)**	(56)	18
Net operating profit before minority interests	**95**	120	77	(21)	23	**215**	181	19
Increased/(decreased) credit-related valuation adjustments [1]	**20**	(6)	33			**14**	5	

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Increased/(decreased) valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. [2] Excluding tax impact on amortization of acquired intangible assets and goodwill.

Corporate & Retail Banking balance sheet information

in CHF m	30.06.02	31.03.02	31.12.01	Change in % from 31.03.02	Change in % from 31.12.01
Total assets	**69,747**	70,644	72,372	(1)	(4)
Due from customers	**28,635**	29,791	28,889	(4)	(1)
Mortgages	**35,316**	35,458	34,279	0	3
Due to customers in savings and investment deposits	**17,649**	17,502	17,631	1	0
Due to customers, other	**26,972**	26,757	29,218	1	(8)

Corporate & Retail Banking key information

	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1]	**69.8%**	60.6%	72.7%	**65.2%**	69.8%
Return on average allocated capital (operating) [1]	**9.5%**	12.1%	7.8%	**10.9%**	9.3%
Average allocated capital in CHF m	**3,991**	3,972	3,965	**3,962**	3,908
Pre-tax margin (operating) [1]	**19.7%**	25.5%	16.7%	**22.6%**	19.0%
Personnel expenses/operating income	**39.0%**	36.2%	41.9%	**37.6%**	40.7%
Net interest margin	**231 bp**	238 bp	222 bp	**234 bp**	225 bp
Loan growth	**(2.0%)**	3.3%	2.2%	**1.2%**	2.8%
Net new assets in CHF bn	**0.3**	(1.4)	(2.4)	**(1.1)**	(0.7)

	30.06.02	31.03.02	31.12.01
Deposit/loan ratio	**69.8%**	67.8%	74.2%
Assets under management in CHF bn	**52.9**	54.4	55.9
Number of employees	**6,792**	6,835	6,898
Number of branches	**224**	226	227

[1] Excluding amortization of acquired intangible assets and goodwill.

Life & Pensions income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Gross premiums written	**3,496**	6,762	3,187	(48)	10	**10,258**	9,376	9
Reinsurance ceded	**(101)**	(96)	(7)	5	–	**(197)**	(58)	240
Net premiums written	**3,395**	6,666	3,180	(49)	7	**10,061**	9,318	8
Change in provision for unearned premiums	**(2)**	(39)	3	(95)	–	**(41)**	(11)	273
Net premiums earned	**3,393**	6,627	3,183	(49)	7	**10,020**	9,307	8
Death and other benefits incurred	**(2,834)**	(3,813)	(2,687)	(26)	5	**(6,647)**	(6,373)	4
Change in provision for future policyholder benefits (technical)	**(1,071)**	(3,289)	(982)	(67)	9	**(4,360)**	(3,747)	16
Change in provision for future policyholder benefits (separate account) [1]	**687**	(141)	(223)	–	–	**546**	448	22
Dividends to policyholders incurred	**678**	135	(228)	402	–	**813**	(631)	–
Operating expenses, net (incl. commissions paid)	**(495)**	(424)	(581)	17	(15)	**(919)**	(953)	(4)
Investment income general account	**4**	792	1,696	(99)	(100)	**796**	3,160	(75)
Investment income separate account [1]	**(687)**	141	223	–	–	**(546)**	(448)	22
Interest received on deposits and bank accounts	**27**	23	24	17	13	**50**	37	35
Interest on bonuses credited to policyholders	**(47)**	(29)	(40)	62	18	**(76)**	(72)	6
Other interest paid	**(23)**	(50)	(62)	(54)	(63)	**(73)**	(99)	(26)
Other income/(expenses) (including foreign exchange impact)	**87**	6	(27)	–	–	**93**	(66)	–
Net operating profit before taxes and minority interests	**(281)**	(22)	296	–	–	**(303)**	563	–
Taxes	**(146)**	37	(66)	–	121	**(109)**	(129)	(16)
Net operating profit before minority interests	**(427)**	15	230	–	–	**(412)**	434	–

The segment's income statement differs from the presentation of business unit results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of goodwill is excluded from "Operating expenses" and is reported, like minority interests, at business unit level only.

[1] This represents market impact for separate account (or unit-linked) business where the investment risk is borne by the policyholder.

Life & Pensions

The business unit's Life & Pensions segment posted a 13% increase in gross written premiums in the first half of 2002, compared with the corresponding period of 2001 (adjusted for divestitures in Austria and France ➲ and exchange rate impacts). This significant growth was driven primarily by new business in Italy and the UK, as well as increased volumes in the traditional life insurance business in Switzerland, with a slight shift in the portfolio mix towards single premium and individual business compared with 2001. The expense ratio was reduced from 10.2% to 9.2% versus the corresponding period of the previous year. Net new assets totaled CHF 4.3 billion in the first half of the year, versus CHF 3.1 billion in the corresponding 2001 period.

Despite these improvements on the first six months of 2001, Life & Pensions posted a net operating loss before minority interests of CHF 412 million in the first half, compared with a net operating profit before minority interests of CHF 434 million in the first half of 2001 (CHF 414 million excluding divestitures). This reflects a 75% or CHF 2.4 billion decline in investment income (excluding separate account business) to CHF 796 million in the first half of 2002, owing to the realization of losses when reducing the equity exposure of the life business' investment portfolio and the income statement recognition of lower equity valuations. The corresponding impact on net operating profit before minority interests was approximately CHF 850 million.

Life & Pensions strengthened its cooperation with Private Banking in the first half of 2002 and developed products geared specifically towards the needs of wealthy private clients.

Given that investment income is not expected to return to levels seen in previous years in the short to medium term, further measures – such as increased streamlining of expenses, revision of the product portfolio with a focus on capital-light products and adjustments to pricing and bonus policies – have been initiated to improve profitability.



Life & Pensions key information

	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Expense ratio [1]	**14.6%**	6.4%	18.3%	**9.2%**	10.2%
Growth in gross premiums written	**9.7%**	9.3%	(4.6%)	**9.4%**	9.5%
Return on invested assets (excluding separate account business)					
Current income	**4.5%**	4.0%	4.9%	**4.2%**	4.6%
Realized gains/losses and other income/expenses	**(4.4%)**	(0.8%)	1.9%	**(2.5%)**	1.9%
Total return on invested assets [2]	**0.1%**	3.2%	6.9%	**1.7%**	6.5%
Net new assets in CHF bn [3]	**1.3**	3.0	0.8	**4.3**	3.1
Total sales in CHF m [4]	**4,484**	7,783	4,460	**12,267**	11,922

	30.06.02	31.03.02	31.12.01
Assets under management in CHF bn [5]	**113.5**	115.0	115.2
Technical provisions in CHF m	**107,226**	109,890	108,326
Number of employees	**7,634**	7,637	7,755

[1] Operating expenses/net premiums earned. [2] Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses. [3] Based on change in technical provisions for traditional business, adjusted for technical interests; net inflow of separate account business; and change in off-balance sheet business such as funds. [4] Includes gross premiums written and off-balance sheet sales. [5] Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Gross premiums written	**4,122**	6,668	4,339	(38)	(5)	**10,790**	11,113	(3)
Reinsurance ceded	**(204)**	(415)	(445)	(51)	(54)	**(619)**	(1,046)	(41)
Net premiums written	**3,918**	6,253	3,894	(37)	1	**10,171**	10,067	1
Change in provision for unearned premiums and in provision for future policy benefits (health)	**65**	(2,502)	(7)	–	–	**(2,437)**	(2,563)	(5)
Net premiums earned	**3,983**	3,751	3,887	6	2	**7,734**	7,504	3
Claims and annuities incurred, net	**(2,976)**	(2,819)	(3,056)	6	(3)	**(5,795)**	(5,855)	(1)
Dividends to policyholders incurred, net	**117**	(67)	(71)	–	–	**50**	(183)	–
Operating expenses, net (incl. commissions paid)	**(1,157)**	(1,077)	(1,172)	7	(1)	**(2,234)**	(2,221)	1
Underwriting result, net	**(33)**	(212)	(412)	(84)	(92)	**(245)**	(755)	(68)
Net investment income	**(266)**	87	825	–	–	**(179)**	1,354	–
Interest received on deposits and bank accounts	**7**	16	17	(56)	(59)	**23**	24	(4)
Interest paid	**(35)**	(19)	(41)	84	(15)	**(54)**	(67)	(19)
Other income/(expenses) (including foreign exchange impact)	**(104)**	(61)	(14)	70	–	**(165)**	29	–
Net operating profit before taxes and minority interests	**(431)**	(189)	375	128	–	**(620)**	585	–
Taxes	**(59)**	42	(120)	–	(51)	**(17)**	(180)	(91)
Net operating profit before minority interests	**(490)**	(147)	255	233	–	**(637)**	405	–

The segment's income statement differs from the presentation of business unit results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of goodwill is excluded from "Operating expenses" and is reported, like minority interests, at business unit level only.

Insurance key information

	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Combined ratio (excluding dividends to policyholders)	**103.7%**	103.9%	108.8%	**103.8%**	107.6%
Claims ratio	**74.7%**	75.2%	78.6%	**74.9%**	78.0%
Expense ratio	**29.0%**	28.7%	30.2%	**28.9%**	29.6%
Return on invested assets					
Current income	**5.0%**	3.9%	5.2%	**4.4%**	4.9%
Realized gains/losses and other income/expenses	**(8.8%)**	(2.7%)	4.7%	**(5.7%)**	3.2%
Total return on invested assets [1]	**(3.8%)**	1.2%	9.8%	**(1.3%)**	8.1%

	30.06.02	31.03.02	31.12.01
Assets under management in CHF bn	**29.6**	29.1	30.5
Technical provisions in CHF m	**29,729**	30,603	27,738
Number of employees	**24,212**	24,019	22,197

[1] Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

Insurance

The business unit's Insurance segment increased its net premiums earned by 3% in the first half of 2002, compared with the corresponding period of 2001. Adjusted for acquisitions and divestitures, as well as exchange rate impacts, the segment reported growth of 9%, mainly attributable to an increase in premium rates. The UK market contributed in particular to this result, recording organic growth of 22%.

The combined ratio stood at 103.8% for the first half of 2002, an improvement of 3.8 percentage points versus the corresponding 2001 period. The claims ratio fell more than 3 percentage points versus the first half of 2001 to stand at 74.9%. Significant progress was achieved in North America and Spain in particular, while the UK, Switzerland and Italy succeeded in maintaining the previous year's strong performance. The withdrawal from businesses and markets ➲ that had previously produced unsatisfactory results (Winterthur International, France and Austria) also contributed to this improvement. The overall expense ratio improved by 0.7 percentage points to 28.9% in the first half of 2002 versus the corresponding 2001 period, owing to the continued reduction of administrative costs.

Despite improving its technical results by more than CHF 500 million versus the corresponding period of the previous year, Winterthur Insurance reported a net operating loss of CHF 637 million in the first half of 2002. This resulted from negative investment income – down CHF 1.5 billion versus the first half of 2001 – due to the realization of losses when reducing the equity exposure of the non-life business' investment portfolio and the income statement recognition of lower equity valuations. The impact on net operating profit before minority interests was approximately CHF 1.0 billion. Given that investment returns are also expected to be lower in the medium term than in recent years, further measures – including premium adjustments and continued cost reductions in particular – have been initiated to achieve a sustained improvement in technical results.

Credit Suisse First Boston's second quarter 2002 net operating profit, which excludes the amortization of acquired intangible assets and goodwill, was USD 229 million (CHF 371 million), up 48% on the net operating profit of USD 155 million (CHF 259 million) in the first quarter of 2002, and down 24% on the net operating profit of USD 303 million (CHF 524 million) recorded in the second quarter of 2001. Challenging market conditions, affected by weaknesses in investor confidence, persist. The cost reduction program, which began in the fourth quarter of 2001, continued on track.

Credit Suisse First Boston reported a net profit of USD 61 million (CHF 101 million) in the second quarter of 2002, compared with a net loss of USD 19 million (CHF 32 million) in the first quarter of 2002. In the second quarter of the previous year, net profit was USD 127 million (CHF 224 million).

Operating income in the second quarter increased 7% compared with the previous quarter to USD 3.5 billion (CHF 5.6 billion). Compared with the second quarter of 2001, operating income was down 17%, with lower equity revenues reflecting the downturn in the markets during the second half of 2001 and into 2002, and lower fixed income revenues in line with a more stable, rather than a declining, interest rate environment. Credit Suisse First Boston's second quarter results within the Investment Banking segment were impacted by certain discontinued operations reported in "Other".

In accordance with Credit Suisse First Boston's commitment to cost reduction, second quarter operating expenses were 19% below those of the comparable period in 2001. Personnel expenses declined 17%, chiefly due to headcount reductions and reduced incentive compensation costs. Headcount at end-June 2002 was 15% lower compared with a year earlier. Other operating costs decreased by 25% compared to the prior year, reflecting declines in virtually all discretionary expenses. Compared with the

Credit Suisse First Boston business unit income statement

in USD m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**3,493**	3,277	4,203	7	(17)	**6,770**	8,708	(22)
Personnel expenses	**1,921**	1,808	2,314	6	(17)	**3,729**	4,897	(24)
Other operating expenses	**734**	775	980	(5)	(25)	**1,509**	1,865	(19)
Operating expenses	**2,655**	2,583	3,294	3	(19)	**5,238**	6,762	(23)
Gross operating profit	**838**	694	909	21	(8)	**1,532**	1,946	(21)
Depreciation of non-current assets	**116**	123	136	(6)	(15)	**239**	269	(11)
Valuation adjustments, provisions and losses [1]	**260**	202	177	29	47	**462**	233	98
Net operating profit before extraordinary items, acquisition-related costs and taxes	**462**	369	596	25	(22)	**831**	1,444	(42)
Extraordinary income/(expenses), net	**16**	0	0	–	–	**16**	(2)	–
Taxes [2]	**(111)**	(81)	(134)	37	(17)	**(192)**	(348)	(45)
Net operating profit before acquisition-related costs and minority interests	**367**	288	462	27	(21)	**655**	1,094	(40)
Acquisition interest	**(99)**	(99)	(120)	0	(18)	**(198)**	(283)	(30)
Amortization of retention payments	**(112)**	(107)	(121)	5	(7)	**(219)**	(239)	(8)
Amortization of acquired intangible assets and goodwill	**(206)**	(213)	(214)	(3)	(4)	**(419)**	(424)	(1)
Tax impact	**111**	112	120	(1)	(8)	**223**	251	(11)
Net profit before minority interests	**61**	(19)	127	–	(52)	**42**	399	(89)
Minority interests	**0**	0	0	–	–	**0**	0	–
Net profit	**61**	(19)	127	–	(52)	**42**	399	(89)
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill	**206**	213	214	(3)	(4)	**419**	424	(1)
Tax impact	**(38)**	(39)	(38)	(3)	0	**(77)**	(76)	1
Net operating profit	**229**	155	303	48	(24)	**384**	747	(49)

See page 18 for footnotes.

Credit Suisse First Boston business unit income statement

in CHF m	2Q 2002	1Q 2002	2Q 2001	Change in % from 1Q 2002	Change in % from 2Q 2001	6 months 2002	6 months 2001	Change in % 2002/2001
Operating income	**5,598**	5,505	7,239	2	(23)	**11,103**	14,628	(24)
Personnel expenses	**3,078**	3,037	3,991	1	(23)	**6,115**	8,226	(26)
Other operating expenses	**1,172**	1,302	1,681	(10)	(30)	**2,474**	3,132	(21)
Operating expenses	**4,250**	4,339	5,672	(2)	(25)	**8,589**	11,358	(24)
Gross operating profit	**1,348**	1,166	1,567	16	(14)	**2,514**	3,270	(23)
Depreciation of non-current assets	**185**	207	234	(11)	(21)	**392**	454	(14)
Valuation adjustments, provisions and losses [1]	**420**	338	298	24	41	**758**	390	94
Net operating profit before extraordinary items, acquisition-related costs and taxes	**743**	621	1,035	20	(28)	**1,364**	2,426	(44)
Extraordinary income/(expenses), net	**26**	0	0	–	–	**26**	(2)	–
Taxes [2]	**(178)**	(137)	(234)	30	(24)	**(315)**	(587)	(46)
Net operating profit before acquisition-related costs and minority interests	**591**	484	801	22	(26)	**1,075**	1,837	(41)
Acquisition interest	**(158)**	(167)	(208)	(5)	(24)	**(325)**	(476)	(32)
Amortization of retention payments	**(180)**	(179)	(209)	1	(14)	**(359)**	(403)	(11)
Amortization of acquired intangible assets and goodwill	**(330)**	(357)	(364)	(8)	(9)	**(687)**	(709)	(3)
Tax impact	**178**	187	204	(5)	(13)	**365**	420	(13)
Net profit before minority interests	**101**	(32)	224	–	(55)	**69**	669	(90)
Minority interests	**0**	0	0	–	–	**0**	0	–
Net profit	**101**	(32)	224	–	(55)	**69**	669	(90)
Reconciliation to net operating profit								
Amortization of acquired intangible assets and goodwill	**330**	357	364	(8)	(9)	**687**	709	(3)
Tax impact	**(60)**	(66)	(64)	(9)	(6)	**(126)**	(127)	(1)
Net operating profit	**371**	259	524	43	(29)	**630**	1,251	(50)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on pages 4/5. 2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest and amortization of retention payments from operating income and personnel expenses, respectively, and reporting these items separately in the income statement and c) deducting minority interests from operating income.

[1] The amount in 2Q 2001 includes valuation adjustments taken at Group level of CHF –24m (USD –15 m) resulting from the difference between the statistical and the actual credit provisions (6 months 2001: CHF 0 m). As of January 1, 2002, no such adjustments are recorded within Credit Suisse First Boston and the amounts reported in 2002 reflect actual credit provision. [2] Excluding tax impact on acquisition-related costs.

first quarter of 2002, operating expenses increased by 3%, primarily due to increased incentive compensation and severance expense.

Assets under management, including private equity, totaled USD 389.1 billion (CHF 579.9 billion) as of June 30, 2002. Discretionary assets under management as of June 30, 2002, were USD 255.8 billion (CHF 381.2 billion), and advisory assets under management were USD 133.3 billion (CHF 198.7 billion), virtually unchanged versus March 31, 2002, in US dollar terms.

Investment Banking segment

The Investment Banking segment reported second quarter operating income of USD 2.9 billion (CHF 4.7 billion), up 7% compared with the first quarter of 2002 and down 18% compared with the second quarter of 2001. As a result of cost reduction measures, second quarter operating expenses were down 19% compared with the same period a year ago, to USD 2.2 billion (CHF 3.6 billion).

The year-to-date ratings trend of corporate credits continued to be negative, as downgrades significantly exceeded upgrades. As a result, credit provisions related to commercial lending increased by 18% to USD 131 million (CHF 210 million) in the second quarter of 2002 compared to the first. Non-performing counterparty exposure declined 20% to USD 1.6 billion (CHF 2.5 bilion), primarily due to loan sales. Additionally, credit provisions against discontinued real estate lending activities increased substantially in the second quarter as discussed below within discontinued operations.

Fixed Income revenues for the second quarter 2002 were relatively unchanged from the first quarter at



Credit Suisse First Boston business unit key information

Based on CHF amounts	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1) 2) 3)]	**79.2%**	82.6%	81.6%	**80.9%**	80.7%
Return on average allocated capital	**2.7%**	(0.9%)	5.3%	**0.9%**	8.2%
Return on average allocated capital (operating) [3)]	**9.9%**	6.9%	12.3%	**8.5%**	15.4%
Return on average allocated capital (operating, excluding amortization of retention payments, net of tax) [2) 3)]	**13.1%**	10.1%	15.5%	**11.7%**	18.7%
Average allocated capital in CHF m	**14,958**	14,913	17,055	**14,769**	16,255
Pre-tax margin	**1.8%**	(1.5%)	3.5%	**0.2%**	5.7%
Pre-tax margin (operating) [3)]	**7.7%**	5.0%	8.5%	**6.4%**	10.6%
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2) 3)]	**13.7%**	11.3%	14.3%	**12.5%**	16.6%
Personnel expenses/operating income [1) 2)]	**55.0%**	55.2%	55.1%	**55.1%**	56.2%

	30.06.02	31.03.02	31.12.01
Number of employees	**25,265**	25,970	27,302

[1)] Excluding acquisition interest. [2)] Excluding amortization of retention payments. [3)] Excluding amortization of acquired intangible assets and goodwill.

USD 1.3 billion (CHF 2.0 billion). Revenues in developed credit products – such as investment grade debt and derivatives – decreased. These businesses benefited in the first quarter from transaction flow related to investor credit risk diversification. Credit Suisse First Boston currently ranks number one globally in asset-backed securitizations, with a 27% market share. Second quarter revenues for emerging markets trading increased over the first quarter; however, the ranking moved from third in the previous quarter to fourth, with a decline in market share from 14% to 11%. The revenues of the leveraged and bank finance business were relatively unchanged, with the top ranking maintained in high yield new issues. The revenues of the interest rate products business – market-making in government bonds and over-the-counter derivatives of non-emerging market governments, such as government bonds and bond options, interest rate swaps and interest rate options – also increased in the second quarter, continuing to benefit from the low interest rate environment. Compared with the second quarter 2001, when the environment was more favorable due to declining interest rates, second quarter revenues declined 13%, primarily in the developed credit products and emerging markets businesses. Credit Suisse First Boston continued to rank third in North American fixed income research.

Equity business revenues decreased 11% in the second quarter 2002 compared to the first quarter to USD 760 million (CHF 1.2 billion) and 37% compared to the second quarter of the prior year, amidst continuing primary and secondary market pressures in both the cash customer and derivatives businesses. Overall, equity and equity-linked market demand and volume have declined and margin pressures continue. In this environment, however, Credit Suisse First Boston continues to maintain or improve its market share. It maintained its number four ranking in global equity new issues as well as its second place ranking in North American and European research. Its research ranking in non-Japan Asia improved from third to second place, while its ranking for Latin America improved from seventh to first.

The **Investment Banking** division's second quarter 2002 revenues, which include private equity, increased 25% compared with the previous quarter to USD 871 million (CHF 1.4 billion). The improvement was primarily related to increased revenues generated from mergers and acquisitions and equity new issuance. Compared with the same period in 2001, the division's second

Overview of business unit Credit Suisse First Boston

2Q2002	in USD m			in CHF m		
	Investment Banking	CSFB Financial Services	**Credit Suisse First Boston**	Investment Banking	CSFB Financial Services	**Credit Suisse First Boston**
Operating income	2,940	553	**3,493**	4,713	885	**5,598**
Personnel expenses	1,662	259	**1,921**	2,665	413	**3,078**
Other operating expenses	570	164	**734**	908	264	**1,172**
Operating expenses	2,232	423	**2,655**	3,573	677	**4,250**
Gross operating profit	708	130	**838**	1,140	208	**1,348**
Depreciation of non-current assets	93	23	**116**	149	36	**185**
Valuation adjustments, provisions and losses	252	8	**260**	406	14	**420**
Net operating profit before extraordinary items, acquisition-related costs and taxes	363	99	**462**	585	158	**743**
Extraordinary income/(expenses), net	16	0	**16**	26	0	**26**
Taxes [1]	(83)	(28)	**(111)**	(134)	(44)	**(178)**
Net operating profit before acquisition-related costs and minority interests	296	71	**367**	477	114	**591**
Acquisition interest			**(99)**			**(158)**
Amortization of retention payments			**(112)**			**(180)**
Amortization of acquired intangible assets and goodwill			**(206)**			**(330)**
Tax impact			**111**			**178**
Net profit before minority interests			**61**			**101**
Minority interests			**0**			**0**
Net profit			**61**			**101**
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill			**206**			**330**
Tax impact			**(38)**			**(60)**
Net operating profit			**229**			**371**
Average allocated capital	9,089	696	**9,457**	14,382	1,098	**14,958**

For further information on the presentation of business unit results, please refer to the 'Overview of business unit results' on pages 4/5. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs.

quarter 2002 revenues increased by 13%, principally due to the improvement in private equity operating income. Global M&A dollar volume for the industry as a whole was down 38% versus the first half of 2001, with the US down 45% and Europe and Asia down 34% and 42% for the first half of 2002, respectively. During this declining market, however, Credit Suisse First Boston has gained market position, earning a number one M&A ranking at end-June, both in terms of dollar volume and number of announced deals, for the first time since 1995. This compares with a number four ranking at mid-year and at year-end 2001.

Net private equity gains (realized gains adjusted for unrealized gains and unrealized losses) were USD 93 million (CHF 152 million) in the second quarter, compared with net gains of USD 29 million (CHF 48 million) in the first quarter 2002 and net losses of USD 47 million (CHF 80 million) in the second quarter 2001. These include gains from sales of an investment in Swiss Re in each of the first two quarters of 2002 and 2001. Management and performance fees were USD 57 million (CHF 91 million), USD 59 million (CHF 99 million) and USD 50 million (CHF 88 million) in the second and first quarters of 2002 and the second quarter of 2001, respectively. The book value of the private equity investments stood at USD 1.9 billion (CHF 2.9 billion) and fair value at USD 2.0 billion (CHF 3.0 billion) as of June 30, 2002.

Certain discontinued businesses – such as real estate and distressed assets, aggregating approximately USD 1.6 billion (CHF 2.5 billion) and USD 849 million (CHF 1.3 million), respectively – will no longer be managed at divisional level and, accordingly, the related results for the current and prior periods were moved from Fixed Income to "Other" within the Investment Banking segment. These assets will now be managed together with the already existing non-continuing real estate portfolios held for disposition and previously

Investment Banking income statement

in USD m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Fixed Income [1]	**1,263**	1,269	1,448	0	(13)	**2,532**	3,111	(19)
Equity	**760**	855	1,215	(11)	(37)	**1,615**	2,529	(36)
Investment Banking	**871**	695	771	25	13	**1,566**	1,594	(2)
Other [1]	**46**	(78)	173	–	(73)	**(32)**	219	–
Operating income	**2,940**	2,741	3,607	7	(18)	**5,681**	7,453	(24)
Personnel expenses	**1,662**	1,550	1,986	7	(16)	**3,212**	4,230	(24)
Other operating expenses	**570**	618	775	(8)	(26)	**1,188**	1,460	(19)
Operating expenses	**2,232**	2,168	2,761	3	(19)	**4,400**	5,690	(23)
Gross operating profit	**708**	573	846	24	(16)	**1,281**	1,763	(27)
Depreciation of non-current assets	**93**	102	109	(9)	(15)	**195**	217	(10)
Valuation adjustments, provisions and losses	**252**	199	172	27	47	**451**	229	97
Net operating profit before extraordinary items, acquisition-related costs and taxes	**363**	272	565	33	(36)	**635**	1,317	(52)
Extraordinary income/(expenses), net	**16**	0	0	–	–	**16**	(1)	–
Taxes [2]	**(83)**	(54)	(140)	54	(41)	**(137)**	(338)	(59)
Net operating profit before acquisition-related costs and minority interests	**296**	218	425	36	(30)	**514**	978	(47)

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Certain discontinued businesses, such as real estate and distressed assets, are no longer managed within the Fixed Income division and have been moved to "Other". Prior-period amounts have been reclassified to conform to the current presentation. [2] Excluding tax impact on acquisition-related costs.

Investment Banking income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Fixed Income [1]	**2,021**	2,132	2,498	(5)	(19)	**4,153**	5,226	(21)
Equity	**1,211**	1,437	2,094	(16)	(42)	**2,648**	4,249	(38)
Investment Banking	**1,401**	1,167	1,328	20	5	**2,568**	2,678	(4)
Other [1]	**80**	(132)	293	–	(73)	**(52)**	368	–
Operating income	**4,713**	4,604	6,213	2	(24)	**9,317**	12,521	(26)
Personnel expenses	**2,665**	2,603	3,426	2	(22)	**5,268**	7,106	(26)
Other operating expenses	**908**	1,039	1,328	(13)	(32)	**1,947**	2,452	(21)
Operating expenses	**3,573**	3,642	4,754	(2)	(25)	**7,215**	9,558	(25)
Gross operating profit	**1,140**	962	1,459	19	(22)	**2,102**	2,963	(29)
Depreciation of non-current assets	**149**	171	188	(13)	(21)	**320**	366	(13)
Valuation adjustments, provisions and losses	**406**	333	290	22	40	**739**	384	92
Net operating profit before extraordinary items, acquisition-related costs and taxes	**585**	458	981	28	(40)	**1,043**	2,213	(53)
Extraordinary income/(expenses), net	**26**	0	0	–	–	**26**	(1)	–
Taxes [2]	**(134)**	(91)	(244)	47	(45)	**(225)**	(569)	(60)
Net operating profit before acquisition-related costs and minority interests	**477**	367	737	30	(35)	**844**	1,643	(49)

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Certain discontinued businesses, such as real estate and distressed assets, are no longer managed within the Fixed Income division and have been moved to "Other". Prior-period amounts have been reclassified to conform to the current presentation. [2] Excluding tax impact on acquisition-related costs.

Investment Banking key information

Based on CHF amounts	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1) 2)]	**79.0%**	82.8%	79.5%	**80.9%**	79.3%
Average allocated capital in CHF m	**14,382**	14,188	16,135	**14,064**	15,425
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2)]	**13.0%**	9.9%	15.8%	**11.5%**	17.7%
Personnel expenses/operating income [1)]	**56.5%**	56.5%	55.1%	**56.5%**	56.8%

	30.06.02	31.03.02	31.12.01
Number of employees	**17,990**	18,574	19,094

1) Excluding acquisition interest and amortization of retention payments. 2) Excluding amortization of acquired intangible assets and goodwill.

Investment Banking balance sheet information

in CHF m	30.06.02	31.03.02	31.12.01
Total assets	**614,824**	694,172	648,455
Total assets in USD m	**412,495**	413,714	387,045
Due from banks	**192,783**	232,567	198,806
of which securities lending and reverse repurchase agreements	**155,036**	185,813	159,784
Due from customers	**103,555**	128,750	118,007
of which securities lending and reverse repurchase agreements	**46,751**	47,735	59,806
Mortgages	**13,350**	15,798	16,348
Securities and precious metals trading portfolios	**204,949**	226,422	204,907
Due to banks	**319,466**	373,800	344,091
of which securities borrowing and repurchase agreements	**117,024**	136,794	137,731
Due to customers, other	**103,580**	120,114	108,470
of which securities borrowing and repurchase agreements	**65,215**	68,498	62,136

reported in "Other". They include real estate and related loans and distressed assets, such as debt and equity positions in companies that have gone through (or may go through) debt restructuring. In addition, Credit Suisse First Boston began to explore the sale of certain private equity investments during the second quarter of 2002, including investments in mature third-party leveraged buyout funds.

Real estate-related assets that are under contract for sale were reflected at USD 264 million (CHF 394 million) in the June 30, 2002 balance sheet. Excluding the assets under contract for sale, the full exposure – including unfunded commitments – of the non-continuing real estate portfolio is USD 2.5 billion (CHF 3.8 billion), of which USD 1.5 billion (CHF 2.3 billion) was held for sale, at June 30, 2002. This is down from a peak amount of USD 8.9 billion (CHF 14.3 billion), with USD 7.5 billion (CHF 12.0 billion) held for sale, as of January 2000.

The aggregate amount of charges related to these discontinued business and private equity investments in the second quarter is USD 211 million (CHF 339 million), of which USD 107 million (CHF 175 million) are reflected as provisions and USD 104 million (CHF 164 million) are netted against operating income. As mentioned above, a gain of USD 114 million (CHF 182 million) was realized on sales of an investment in Swiss Re in the second quarter (reflected in operating income).



CSFB Financial Services

CSFB Financial Services' second quarter operating income of USD 553 million (CHF 885 million) increased 3% compared with the first quarter of 2002 and was down 7% compared with the second quarter of 2001. Operating expenses were down 21% compared with the second quarter 2001, due to cost reduction measures as well as to the sales of CSFB*direct* and Autranet ➲ reported in the first quarter of this year.

Beginning in the second quarter of 2002, CSFB Financial Services' results were inclusive of the Swiss transaction services business.

Due to reduced business as well as the effects of the equity market downturn on assets under management, **Credit Suisse Asset Management's** second quarter revenues declined compared with both the first quarter of 2002 and the second quarter of 2001.

Pershing's revenues declined versus both the prior quarter and the same period in the prior year, as reduced activity impacted trading and commission revenues; average trades per day declined 15%. Additionally, lower customer balances and the effect of tightened spreads resulting from interest rate cuts in previous periods led to lower interest income. In a transaction that reinforces its strategic commitment to the Pershing division of the CSFB Financial Services segment, Credit Suisse First Boston announced in June an agreement to provide clearing services to the private client business of Deutsche Bank Alex. Brown, as well as the acquisition of certain assets of Deutsche Bank Securities Inc.'s clearing business for retail broker-dealers. ➲

Private Client Services' second quarter 2002 revenues were relatively unchanged compared with the first quarter of 2002, and were down compared to the second quarter of 2001, reflecting a weak equity environment.

CSFB Financial Services income statement

in USD m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net interest income	**68**	49	90	39	(24)	**117**	190	(38)
Net commission and service fee income	**447**	438	469	2	(5)	**885**	982	(10)
Net trading income	**32**	31	33	3	(3)	**63**	82	(23)
Other ordinary income	**6**	18	4	(67)	50	**24**	1	–
Operating income	**553**	536	596	3	(7)	**1,089**	1,255	(13)
Personnel expenses	**259**	258	328	0	(21)	**517**	667	(22)
Other operating expenses	**164**	157	205	4	(20)	**321**	405	(21)
Operating expenses	**423**	415	533	2	(21)	**838**	1,072	(22)
Gross operating profit	**130**	121	63	7	106	**251**	183	37
Depreciation of non-current assets	**23**	21	27	10	(15)	**44**	52	(15)
Valuation adjustments, provisions and losses	**8**	3	5	167	60	**11**	4	175
Net operating profit before extraordinary items, acquisition-related costs and taxes	**99**	97	31	2	219	**196**	127	54
Extraordinary income/(expenses), net	**0**	0	0	–	–	**0**	(1)	(100)
Taxes [1]	**(28)**	(27)	6	4	–	**(55)**	(10)	450
Net operating profit before acquisition-related costs and minority interests	**71**	70	37	1	92	**141**	116	22

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs.

CSFB Financial Services income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net interest income	**109**	82	153	33	(29)	**191**	318	(40)
Net commission and service fee income	**715**	737	809	(3)	(12)	**1,452**	1,650	(12)
Net trading income	**52**	52	58	0	(10)	**104**	138	(25)
Other ordinary income	**9**	30	6	(70)	50	**39**	1	–
Operating income	**885**	901	1,026	(2)	(14)	**1,786**	2,107	(15)
Personnel expenses	**413**	434	565	(5)	(27)	**847**	1,120	(24)
Other operating expenses	**264**	263	353	0	(25)	**527**	680	(23)
Operating expenses	**677**	697	918	(3)	(26)	**1,374**	1,800	(24)
Gross operating profit	**208**	204	108	2	93	**412**	307	34
Depreciation of non-current assets	**36**	36	46	0	(22)	**72**	88	(18)
Valuation adjustments, provisions and losses	**14**	5	8	180	75	**19**	6	217
Net operating profit before extraordinary items, acquisition-related costs and taxes	**158**	163	54	(3)	193	**321**	213	51
Extraordinary income/(expenses), net	**0**	0	0	–	–	**0**	(1)	(100)
Taxes [1]	**(44)**	(46)	10	(4)	–	**(90)**	(18)	400
Net operating profit before acquisition-related costs and minority interests	**114**	117	64	(3)	78	**231**	194	19

2001 figures have been restated to reflect the business unit structure effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs.

CSFB Financial Services key information

Based on CHF amounts	2Q2002	1Q2002	2Q2001	6 months 2002	6 months 2001
Cost/income ratio (operating) [1] [2]	**80.6%**	81.4%	94.0%	**81.0%**	89.6%
Average allocated capital in CHF m	**1,098**	1,098	1,036	**1,098**	948
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1] [2]	**17.9%**	18.1%	5.3%	**18.0%**	10.1%
Personnel expenses/operating income [1]	**46.7%**	48.2%	55.1%	**47.4%**	53.2%
Net new assets institutional asset management in CHF bn	**(6.5)**	(3.9)	1.2	**(10.4)**	8.0
Net new assets Private Client Services in CHF bn	**2.2**	3.1	4.5	**5.3**	9.4
Growth in assets under management	**(10.7%)**	(5.3%)	5.2%	**(15.5%)**	3.5%
Growth in discretionary institutional assets under management	**(10.5%)**	(1.3%)	4.4%	**(11.6%)**	3.4%
of which net new assets	**(1.8%)**	(1.1%)	0.3%	**(2.9%)**	2.2%
of which market movement and structural effects	**(8.7%)**	(0.2%)	4.1%	**(8.7%)**	1.2%
of which acquisitions/(divestitures)	**–**	–	–	**–**	–
Growth in net new assets Private Client Services	**2.3%**	3.2%	4.5%	**5.5%**	8.7%

	30.06.02	31.03.02	31.12.01
Assets under management in CHF bn	**541.4**	606.4	640.5
of which institutional asset management	**457.5**	507.7	508.8
of which Private Client Services	**81.5**	96.2	97.1
Discretionary assets under management in CHF bn	**346.1**	388.2	393.6
of which institutional asset management	**321.9**	359.6	364.2
of which mutual funds distributed	**117.6**	133.7	132.4
of which Private Client Services	**24.2**	28.6	29.4
Advisory assets in CHF bn	**195.3**	218.2	246.9
Number of employees	**7,275**	7,396	8,208

[1] Excluding acquisition interest and amortization of retention payments. [2] Excluding amortization of acquired intangible assets and goodwill.

Consolidated income statement

in CHF m	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Interest and discount income	**4,626**	4,652	7,806	(1)	(41)	**9,278**	16,546	(44)
Interest and dividend income from trading portfolios	**2,610**	2,648	3,943	(1)	(34)	**5,258**	6,616	(21)
Interest and dividend income from financial investments	**172**	107	105	61	64	**279**	213	31
Interest expenses	**(5,232)**	(5,554)	(10,246)	(6)	(49)	**(10,786)**	(20,224)	(47)
Net interest income	**2,176**	1,853	1,608	17	35	**4,029**	3,151	28
Commission income from lending activities	**207**	200	161	4	29	**407**	382	7
Commission income from securities and investment transactions	**3,921**	3,913	4,517	0	(13)	**7,834**	9,075	(14)
Commission income from other services	**431**	485	359	(11)	20	**916**	739	24
Commission expenses	**(200)**	(225)	(235)	(11)	(15)	**(425)**	(455)	(7)
Net commission and service fee income	**4,359**	4,373	4,802	0	(9)	**8,732**	9,741	(10)
Net trading income	**889**	1,216	3,109	(27)	(71)	**2,105**	6,105	(66)
Premiums earned, net	**7,367**	10,463	7,070	(30)	4	**17,830**	16,811	6
Claims incurred and actuarial provisions	**(5,381)**	(10,131)	(7,249)	(47)	(26)	**(15,512)**	(16,342)	(5)
Commission expenses, net	**(575)**	(444)	(685)	30	(16)	**(1,019)**	(1,127)	(10)
Investment income from the insurance business	**(932)**	1,082	2,767	–	–	**150**	4,077	(96)
Net income from the insurance business	**479**	970	1,903	(51)	(75)	**1,449**	3,419	(58)
Income from the sale of financial investments	**265**	249	464	6	(43)	**514**	684	(25)
Income from investments in associates	**24**	60	7	(60)	243	**84**	82	2
Income from other non-consolidated participations	**15**	7	19	114	(21)	**22**	20	10
Real estate income	**57**	31	26	84	119	**88**	74	19
Sundry ordinary income	**184**	262	179	(30)	3	**446**	509	(12)
Sundry ordinary expenses	**(801)**	(691)	(935)	16	(14)	**(1,492)**	(1,512)	(1)
Other ordinary (expenses)/income, net	**(256)**	(82)	(240)	212	7	**(338)**	(143)	136
Operating income	**7,647**	8,330	11,182	(8)	(32)	**15,977**	22,273	(28)
Personnel expenses	**4,816**	4,837	5,959	0	(19)	**9,653**	11,989	(19)
Other operating expenses	**1,752**	1,661	2,214	5	(21)	**3,413**	4,168	(18)
Operating expenses	**6,568**	6,498	8,173	1	(20)	**13,066**	16,157	(19)
Gross operating profit	**1,079**	1,832	3,009	(41)	(64)	**2,911**	6,116	(52)
Depreciation of non-current assets [1]	**466**	481	502	(3)	(7)	**947**	985	(4)
Amortization of acquired intangible assets	**173**	193	202	(10)	(14)	**366**	393	(7)
Amortization of goodwill	**201**	192	186	5	8	**393**	356	10
Valuation adjustments, provisions and losses from the banking business	**562**	471	412	19	36	**1,033**	650	59
Depreciation, valuation adjustments and losses	**1,402**	1,337	1,302	5	8	**2,739**	2,384	15
Profit before extraordinary items, taxes and minority interests	**(323)**	495	1,707	–	–	**172**	3,732	(95)
Extraordinary income	**121**	4	5	–	–	**125**	52	140
Extraordinary expenses	**(11)**	(9)	(5)	22	120	**(20)**	(30)	(33)
Taxes	**(417)**	(87)	(335)	379	24	**(504)**	(907)	(44)
Net profit before minority interests	**(630)**	403	1,372	–	–	**(227)**	2,847	–
Minority interests	**51**	(35)	(84)	–	–	**16**	(131)	–
Net profit	**(579)**	368	1,288	–	–	**(211)**	2,716	–

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

[1] Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses.

Consolidated balance sheet

in CHF m	30.06.02	31.03.02	31.12.01	Change in % from 31.03.02	Change in % from 31.12.01
Assets					
Cash and other liquid assets	**4,643**	2,293	3,092	102	50
Money market papers	**27,979**	26,116	32,027	7	(13)
Due from banks	**195,686**	231,997	203,785	(16)	(4)
Receivables from the insurance business	**11,497**	14,227	11,823	(19)	(3)
Due from customers	**171,589**	194,828	186,151	(12)	(8)
Mortgages	**91,564**	93,037	92,655	(2)	(1)
Securities and precious metals trading portfolios	**211,546**	230,408	208,374	(8)	2
Financial investments from the banking business	**37,326**	38,973	37,306	(4)	0
Investments from the insurance business	**128,015**	131,143	131,291	(2)	(2)
Non-consolidated participations	**1,721**	1,833	1,846	(6)	(7)
Tangible fixed assets	**8,822**	9,248	9,422	(5)	(6)
Intangible assets	**20,155**	22,485	22,850	(10)	(12)
Accrued income and prepaid expenses	**16,797**	17,088	18,095	(2)	(7)
Other assets	**60,245**	56,604	63,796	6	(6)
Total assets	**987,585**	1,070,280	1,022,513	(8)	(3)
Subordinated assets	**1,740**	1,591	1,578	9	10
Receivables due from non-consolidated participations	**992**	89	276	–	259
Liabilities and shareholders' equity					
Money market papers issued	**15,903**	24,890	19,252	(36)	(17)
Due to banks	**314,372**	361,379	335,932	(13)	(6)
Payables from the insurance business	**9,261**	13,887	11,864	(33)	(22)
Due to customers in savings and investment deposits	**38,800**	38,734	38,547	0	1
Due to customers, other	**254,704**	278,543	261,752	(9)	(3)
Medium-term notes (cash bonds)	**3,017**	3,045	3,019	(1)	0
Bonds and mortgage-backed bonds	**89,244**	89,370	81,505	0	9
Accrued expenses and deferred income	**18,282**	18,140	25,512	1	(28)
Other liabilities	**59,508**	49,671	56,493	20	5
Valuation adjustments and provisions	**9,148**	11,026	11,362	(17)	(19)
Technical provisions for the insurance business	**138,888**	142,620	138,354	(3)	0
Total liabilities	**951,127**	1,031,305	983,592	(8)	(3)
Reserve for general banking risks	**2,319**	2,319	2,319	0	0
Share capital	**3,591**	3,591	3,590	0	0
Capital reserve	**19,459**	19,454	19,446	0	0
Revaluation reserves for the insurance business	**381**	500	749	(24)	(49)
Reserve for own shares	**2,469**	2,469	2,469	0	0
Retained earnings	**5,558**	7,197	5,640	(23)	(1)
Minority interests	**2,892**	3,077	3,121	(6)	(7)
Net profit	**(211)**	368	1,587	(157)	(113)
Total shareholders' equity	**36,458**	38,975	38,921	(6)	(6)
Total liabilities and shareholders' equity	**987,585**	1,070,280	1,022,513	(8)	(3)
Subordinated liabilities	**20,722**	20,626	20,892	0	(1)
Liabilities due to non-consolidated participations	**980**	702	1,098	40	(11)

Off-balance sheet and fiduciary business

in CHF m	30.06.02	31.12.01
Credit guarantees in form of bills of exchange and other guarantees [1]	**29,608**	29,789
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	**4,892**	5,056
Irrevocable commitments in respect of documentary credits	**4,088**	3,257
Other contingent liabilities	**4,460**	5,484
Contingent liabilities	**43,048**	43,586
Irrevocable commitments	**96,768**	129,864
Liabilities for calls on shares and other equity instruments	**652**	794
Confirmed credits	**33**	76
Total off-balance sheet	**140,501**	174,320
Fiduciary transactions	**35,226**	41,448

[1] Including credit guarantees of securities lent as arranger: 30.06.02: CHF 21,270 m (31.12.01: CHF 21,148 m).

Derivative instruments

in CHF bn	Nominal value 30.06.02	Positive gross replacement value [1] 30.06.02	Negative gross replacement value [1] 30.06.02	Nominal value 31.12.01	Positive gross replacement value [1] 31.12.01	Negative gross replacement value [1] 31.12.01
Interest rate products	**10,065.4**	**104.8**	**106.7**	9,120.8	97.0	98.7
Foreign exchange products	**1,751.6**	**50.2**	**50.0**	1,936.3	39.6	40.2
Precious metals products	**21.2**	**0.7**	**1.9**	29.5	1.3	1.8
Equity/index-related products	**359.1**	**13.0**	**14.0**	393.9	14.1	13.6
Other products	**145.6**	**3.8**	**4.8**	120.7	3.5	3.5
Total derivative instruments	**12,342.9**	**172.5**	**177.4**	11,601.2	155.5	157.8

[1] Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 2.5 bn (31.12.01: CHF 1.8 bn) and CHF 1.5 bn (31.12.01: CHF 0.6 bn).

Currency translation rates

in CHF	Average rate year-to-date used in the income statement			Closing rate used in the balance sheet as of		
	2Q2002	1Q2002	2Q2001	30.06.02	31.03.02	31.12.01
1 USD	**1.64**	1.68	1.68	**1.4905**	1.6779	1.6754
1 EUR	**1.47**	1.47	1.51	**1.4725**	1.4661	1.4824
1 GBP	**2.36**	2.40	2.42	**2.2748**	2.3923	2.4282
100 JPY	**1.26**	1.27	1.40	**1.2469**	1.2657	1.2759

Calculation of earnings per share (EPS)

	2Q2002	1Q2002	2Q2001	Change in % from 1Q2002	Change in % from 2Q2001	6 months 2002	6 months 2001	Change in % 2002/2001
Net profit in CHF m	**(579)**	368	1,288	–	–	**(211)**	2,716	–
Net operating profit in CHF m [1]	**(285)**	686	1,611	–	–	**401**	3,337	(88)
Diluted net profit in CHF m	**(579)**	368	1,289	–	–	**(210)**	2,717	–
Diluted net operating profit in CHF m [1]	**(285)**	686	1,611	–	–	**401**	3,337	(88)
Weighted average shares outstanding [2]	**1,189,243,577**	1,189,051,080	1,196,053,400	0	(1)	**1,189,147,860**	1,198,959,740	(1)
Dilutive impact [3]	**5,267,305**	7,477,415	10,834,360	(30)	(51)	**6,357,150**	11,286,317	(44)
Weighted average shares, diluted	**1,194,510,882**	1,196,528,495	1,206,887,760	0	(1)	**1,195,505,010**	1,210,246,057	(1)
Basic earnings per share in CHF	**(0.49)**	0.31	1.08	–	–	**(0.18)**	2.27	–
Basic earnings per share – operating, in CHF [1]	**(0.24)**	0.58	1.35	–	–	**0.34**	2.78	(88)
Diluted earnings per share in CHF	**(0.48)**	0.31	1.07	–	–	**(0.18)**	2.24	–
Diluted earnings per share – operating, in CHF [1]	**(0.24)**	0.57	1.33	–	–	**0.34**	2.76	(88)

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

[1] Excluding amortization of acquired intangible assets and goodwill. [2] Adjusted for weighted average shares repurchased. [3] From convertible bonds and outstanding options.

Income statement of the banking and insurance business

6 months, in CHF m	Banking business (including Corporate Center) 2002	Banking business (including Corporate Center) 2001	Insurance business 2002	Insurance business 2001	Credit Suisse Group 2002	Credit Suisse Group 2001
Net interest income	**3,992**	3,125	–	–	**4,029**	3,151
Net commission and service fee income	**8,740**	9,750	–	–	**8,732**	9,741
Net trading income	**2,105**	6,105	–	–	**2,105**	6,105
Net income from the insurance business [1]	–	–	**1,457**	3,436	**1,449**	3,419
Other ordinary income/(expenses), net	**(45)**	103	**(286)**	(246)	**(338)**	(143)
Operating income	**14,792**	19,083	**1,171**	3,190	**15,977**	22,273
Personnel expenses	**8,524**	10,850	**1,129**	1,139	**9,653**	11,989
Other operating expenses	**2,643**	3,461	**753**	707	**3,413**	4,168
Operating expenses	**11,167**	14,311	**1,882**	1,846	**13,066**	16,157
Gross operating profit	**3,625**	4,772	**(711)**	1,344	**2,911**	6,116
Depreciation and non-current assets	**672**	749	**276**	236	**947**	985
Amortization of acquired intangible assets	**366**	393	**0**	0	**366**	393
Amortization of goodwill	**358**	331	**34**	25	**393**	356
Valuation adjustments, provisions and losses from the banking business	**1,034**	650	**0**	0	**1,033**	650
Depreciation, valuation adjustments and losses	**2,430**	2,123	**310**	261	**2,739**	2,384
Profit before extraordinary items, taxes and minority interests	**1,195**	2,649	**(1,021)**	1,083	**172**	3,732
Extraordinary income	**62**	17	**63**	35	**125**	52
Extraordinary expenses	**(20)**	(30)	**0**	0	**(20)**	(30)
Taxes	**(377)**	(598)	**(126)**	(309)	**(504)**	(907)
Net profit before minority interests	**860**	2,038	**(1,084)**	809	**(227)**	2,847
Minority interests	**(77)**	(55)	**93**	(76)	**16**	(131)
Net profit	**783**	1,983	**(991)**	733	**(211)**	2,716

Income statements for the banking and insurance business are presented on a stand-alone basis.

[1] Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which: CHF 265 m (6 months 2001: CHF 292 m) are related to personnel expenses and CHF 213 m (6 months 2001: CHF 142 m) to other operating expenses.

Statement of shareholders' equity

in CHF m	6 months 2002	6 months 2001
At beginning of financial year	**38,921**	43,522
Dividends paid	**0**	(14)
Dividends paid to minority interests	**(127)**	(130)
Capital increases, par value and capital surplus	**15**	70
Changes in scope of consolidation affecting minority interests	**(36)**	(13)
Foreign exchange impact	**(1,714)**	1,733
Change in revaluation reserves from the insurance business, net	**(374)**	(2,433)
Minority interest in net profit	**(16)**	131
Net profit	**(211)**	2,716
At end of period	**36,458**	45,582

Due from banks

in CHF m	30.06.02	31.12.01
Due from banks, gross	**195,781**	203,821
Valuation allowance	**(95)**	(36)
Total due from banks, net	**195,686**	203,785

Due from customers and mortgages

in CHF m	30.06.02	31.12.01
Due from customers, gross	**176,720**	192,349
Valuation allowance	**(5,131)**	(6,198)
Due from customers, net	**171,589**	186,151
Mortgages, gross	**94,200**	95,685
Valuation allowance	**(2,636)**	(3,030)
Mortgages, net	**91,564**	92,655
Total due from customers and mortgages, net	**263,153**	278,806

Due from customers and mortgages by sector

in CHF m	30.06.02	31.12.01
Financial services	**41,449**	39,213
Real estate companies	**17,329**	17,627
Other services including technology companies	**16,598**	22,860
Manufacturing	**12,863**	12,791
Wholesale and retail trade	**9,522**	10,970
Construction	**5,416**	3,676
Transportation and communication	**8,422**	10,904
Health and social services	**2,601**	1,854
Hotels and restaurants	**2,855**	2,866
Agriculture and mining	**2,317**	1,600
Non-profit and international organizations	**224**	27
Commercial	**119,596**	124,388
Consumers	**86,566**	86,358
Public authorities	**5,015**	5,000
Lease financings	**3,256**	3,135
Professional securities transactions and securitized loans	**56,487**	69,153
Due from customers and mortgages, gross	**270,920**	288,034
Valuation allowance	**(7,767)**	(9,228)
Total due from customers and mortgages, net	**263,153**	278,806

Collateral of due from customers and mortgages

in CHF m	Mortgage collateral	Other collateral	Without collateral	Total 30.06.02
Due from customers	**6,272**	**96,856**	**68,461**	**171,589**
Residential properties	64,685			
Business and office properties	11,282			
Commercial and industrial properties	9,425			
Other properties	6,172			
Mortgages	**91,564**			**91,564**
Total collateral	**97,836**	**96,856**	**68,461**	**263,153**
As of December 31, 2001	98,557	121,338	58,911	278,806


000045

Loan valuation allowance

in CHF m	30.06.02	31.12.01
Due from banks	**95**	36
Due from customers	**5,131**	6,198
Mortgages	**2,636**	3,030
Total loans valuation allowance	**7,862**	9,264
of which on principal	**6,543**	7,553
of which on interest	**1,319**	1,711

Roll forward of loan valuation allowance

in CHF m	30.06.02	31.12.01
At beginning of financial year	**9,264**	10,786
Net additions charged to income statement	**779**	1,613
Net write-offs	**(2,088)**	(3,805)
Balances acquired/(sold)	**0**	(3)
Provisions for interest	**109**	400
Foreign currency translation impact and other	**(202)**	273
At end of period	**7,862**	9,264

Impaired loans

in CHF m	30.06.02	31.12.01
With a specific allowance	**10,882**	12,957
Without a specific allowance	**806**	912
Total impaired loans, gross	**11,688**	13,869
Non-performing loans	**5,702**	7,992
Non-interest earning loans	**2,526**	2,808
Restructured loans	**70**	114
Potential problem loans [1]	**3,390**	2,955
Total impaired loans, gross	**11,688**	13,869

[1] Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.

Securities and precious metals trading portfolios

in CHF m	30.06.02	31.12.01
Listed on stock exchange	**89,420**	66,308
Unlisted	**81,511**	91,434
Debt instruments	**170,931**	157,742
of which own bonds and medium-term notes	**1,642**	1,037
Listed on stock exchange	**31,659**	44,202
Unlisted	**7,482**	5,123
Equity instruments	**39,141**	49,325
of which own shares	**2,625**	4,410
Precious metals	**1,474**	1,307
Total securities and precious metals trading portfolios	**211,546**	208,374
of which securities rediscountable or pledgeable with central banks	**94,010**	77,306

Investments from the insurance business

As of June 30, 2002, in CHF m	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	**10,007**	9,803	230	26	10,007
Debt securities issued by foreign governments	**20,473**	20,248	393	168	20,473
Corporate debt securities	**21,052**	20,812	429	189	21,052
Other	**16,421**	15,966	628	173	16,421
Debt securities	**67,953**	66,829	1,680	556	67,953
Equity securities	**15,117**	15,512	744	1,139	15,117
Total securities – available-for-sale	**83,070**	82,341	2,424	1,695	83,070
Debt securities	**534**				
Equity securities	**63**				
Total securities – trading	**597**				
Own shares	**123**	–	–	–	–
Mortgage loans	**10,046**	–	–	–	–
Other loans	**4,393**	–	–	–	–
Real estate	**7,336**	–	–	–	9,954
Short-term investments and other	**8,690**	–	–	–	–
Investments from the insurance business	**114,255**	–	–	–	–
Equity securities	**10,193**	–	–	–	–
Debt securities	**2,540**	–	–	–	–
Short-term investments and other	**818**	–	–	–	–
Real estate	**209**	–	–	–	–
Investments where the investment risk is borne by the policyholder	**13,760**	–	–	–	–
Investments from the insurance business	**128,015**	–	–	–	–

Investments from the insurance business

As of December 31, 2001, in CHF m	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	8,287	8,205	152	70	8,287
Debt securities issued by foreign governments	19,503	19,252	474	223	19,503
Corporate debt securities	22,947	22,542	672	267	22,947
Other	15,823	15,409	543	129	15,823
Debt securities	66,560	65,408	1,841	689	66,560
Equity securities	22,332	22,145	2,406	2,219	22,332
Total securities – available-for-sale	88,892	87,553	4,247	2,908	88,892
Debt securities	1,858				
Equity securities	37				
Total securities – trading	1,895				
Own shares	184	–	–	–	–
Mortgage loans	9,811	–	–	–	–
Other loans	4,648	–	–	–	–
Real estate	7,549	–	–	–	10,376
Short-term investments and other	3,793	–	–	–	–
Investments from the insurance business	116,772	–	–	–	–
Equity securities	10,934	–	–	–	–
Debt securities	2,495	–	–	–	–
Short-term investments and other	794	–	–	–	–
Real estate	296	–	–	–	–
Investments where the investment risk is borne by the policyholder	14,519	–	–	–	–
Investments from the insurance business	131,291	–	–	–	–

Trading exposures

The average VaR at Credit Suisse First Boston in the second quarter of 2002 was USD 46.4 million, compared with USD 49.2 million in the previous quarter. The decrease was due to a further reduction in interest rate positions, partially offset by the implementation of a new interest rate methodology. As shown in the backtesting chart, Credit Suisse First Boston had no regulatory backtesting exceptions in the second quarter of 2002.

Asset quality

The Group's overall counterparty exposure was significantly lower through June 2002 due to the weakening of the US dollar against the Swiss franc. However, the proportion of investment grade quality exposure improved to over 82% of overall counterparty exposure, while the Group's non-performing exposures and provision coverage ratios continued to improve through sales of problem loans at Credit Suisse First Boston and writeoffs of older non-performing assets at Credit Suisse Financial Services. Since many of the positions written off at Credit Suisse Financial Services were highly provisioned, the unit's NPCE coverage ratio dipped slightly at quarter-end despite the lower overall non-performing exposure level, whereas Credit Suisse First Boston was able to reduce non-performing exposure without significantly impacting the amount of provisions, resulting in an increased NPCE provision coverage ratio.

Adjusted trading revenue and VaR estimate for Credit Suisse First Boston


in USD m
100
50
0
–50
–100
–150
3Q2001
4Q2001
1Q2002
2Q2002
Daily adjusted trading revenue
One-day VaR (99%)

CSFB trading exposures (99% one-day VaR)

in USD m	2Q2002	1Q2002	4Q2001	3Q2001
Total VaR				
Period end	**59.3**	52.5	42.7	85.0
Average	**46.4**	49.2	49.0	78.0
Maximum	**59.3**	61.2	55.5	95.2
Minimum	**36.8**	40.2	42.7	63.1

in USD m	30.06.02	31.03.02	31.12.01	30.09.01
VaR by risk type				
Interest rate	**54.7**	59.7	56.7	107.2
Foreign exchange	**18.7**	7.5	11.1	15.2
Equity	**16.5**	17.2	21.7	23.3
Commodity	**0.5**	0.6	2.4	2.5
Subtotal	**90.4**	85.0	92.0	148.2
Diversification benefit	**(31.1)**	(32.5)	(49.3)	(63.2)
Total	**59.3**	52.5	42.7	85.0

Credit Suisse First Boston computes these VaR estimates separately for each risk type and for the whole portfolio using historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99% percentile loss for each risk type and for the total portfolio.

Asset quality & provisions

As of June 30, 2002, in CHF m

	Credit Suisse Financial Services	Credit Suisse First Boston	Credit Suisse Group
Non-performing counterparty exposure (NPCE) [1]	**5,072**	**2,451**	**7,523**
Capital provisions against NPCE [2]	**2,953**	**1,743**	**4,696**
Total counterparty exposure [1]	**156,325**	**195,283**	**351,608**
of which lending	**141,883**	**34,307**	**176,190**
of which committed, but unused	**1,540**	**87,183**	**88,723**
of which contingent exposure	**11,568**	**10,909**	**22,477**
of which counterparty trading	**1,334**	**62,884**	**64,218**
Coverage ratio of NPCE			
30.06.02	**58%**	**71%**	**62%**
31.03.01	61%	59%	60%
31.12.01	60%	59%	59%
NPCE as percentage of counterparty exposure			
30.06.02	**3.2%**	**1.3%**	**2.1%**
31.03.01	3.3%	1.6%	2.3%
31.12.01	3.5%	1.6%	2.4%

[1] Includes loans and loan equivalents. [2] Excludes total interest of CHF 1,319 m (fully provided).

Credit Suisse Group shares

Ticker symbols

Stock exchange listings	Bloomberg	Reuters	Telekurs
SWX Swiss Exchange/virt-x	CSGN VX	CSGZn.VX	CSGN,380
Frankfurt	CSX GR	CSGZn.DE	CSX,013
New York (ADS)[1]	CSR US	CSR.N	CSR,065
Tokyo	8653 JP	CSGZ.T	N1492,106

[1] 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
German security number	DE 876 800
CUSIP number	225 401 108

Ratings

Agencies	Credit Suisse Group		Credit Suisse		Credit Suisse First Boston		Winterthur
	Long term	Short term	Long term	Short term	Long term	Short term	
Moody's, New York	Aa3	–	Aa3	P1	Aa3	P1	Aa3
Standard & Poor's, New York	A+	A1	AA–	A1+	AA–	A1+	AA–
Fitch IBCA, New York	AA–	F1+	AA–	F1+	AA–	F1+	AA–

Enquiries

CREDIT SUISSE GROUP
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587

CREDIT SUISSE GROUP
Media Relations
Karin Rhomberg Hug, Andreas Hildenbrand
Tel. +41 1 333 8844
Fax +41 1 333 8877

Copies of all Credit Suisse Group financial publications may be ordered from:

CREDIT SUISSE
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/q2results2002/order.html

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland

Tel. +41 1 212 1616
Fax +41 1 333 2587

www.credit-suisse.com

5520134
English

CREDIT SUISSE | GROUP

2ND QUARTER 2002 RESULTS

PRESENTATION

- INTRODUCTION
- CONSOLIDATED RESULTS Q2 2002
- BANKING ASSET QUALITY & CREDIT
- CAPITAL RATIOS AND ADEQUACY
- CREDIT SUISSE FINANCIAL SERVICES RESULTS
- CREDIT SUISSE FIRST BOSTON RESULTS
- PRIORITIES

- CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

INTRODUCTION

in CHF m	**Q2/02**	Q1/02	Change vs Q1/02	Change vs Q2/01	**H1/02**	Change vs H1/01
Net operating profit [1]	**(285)**	686	nm	nm	**401**	-88%
Reported net profit	**(579)**	368	nm	nm	**(211)**	nm
Net operating profit, banking businesses [2]	**952**	1,013	-6%	-19%	**1,965**	-26%
Cost/income ratio, banking businesses [2]	**75%**	75%			**75%**	
Net new assets, CHF bn	**4.2**	13.5	-69%	-75%	**17.7**	-58%

	06.02	03.02	Change vs 03.02	Change vs 12.01
Total AuM, CHF bn	**1,293**	1,407	-8%	-10%

(1) excluding amortization of acquired intangible assets and goodwill
(2) Private Banking, Corporate and Retail Banking and business unit CSFB
nm = not meaningful

HALF-YEAR TRENDS

Satisfactory underlying business performance in current market environment

Banking*

- Revenues down by 22%, in line with general business trends
- Operating expenses down 21%

Insurance

- Strong organic premium growth, driven primarily by pricing (local currency)
  - 9% growth at Winterthur Insurance
  - 13% growth at Life & Pensions
- Non-life technical result improved by CHF 277 m**
  - Combined ratio down to 103.8 % from 107.6 %
- Life & Pensions expense ratio down to 9.2% from 10.2%

Invest-ments

- Investment losses and impairments in insurance businesses
  - Total investment income of CHF 617 m, down from CHF 4,514 m
  - Negative net operating profit impact of approx. CHF 1.9 bn
- Write-down on Swiss Life investment of CHF 346 m

* including Corporate Center and adjustments; operating expenses including depreciation of non-current assets
** excluding additional positive impact of CHF 233 m from change in policyholders dividends incurred

CAPITAL POSITION AND ACTIONS (1/2)

- The Group and its subsidiaries remain adequately capitalized
  - Consolidated tier 1 ratio up to 9.2%, banking-only tier 1 ratio up to 9.3%
  - Winterthur Group with CHF 7.9 bn of consolidated solvency capital and a corresponding solvency ratio of 123%
    - Swiss and foreign insurance companies comfortably exceed local statutory solvency requirements
- Comprehensive actions taken to protect and strengthen capital base and restore profitability at Winterthur
  - Equity investment allocation reduced to 12% at June 30, 2002 with further significant reduction in July to 9%
  - Dynamic management of investment portfolio focused on protecting capital base and restoring investment performance
  - Improving the combined ratio in non-life business (target < 100%) and expense ratio in life business (target < 10%)
  - Capital injections to Winterthur funded through debt issuance and available cash resources at Group

CAPITAL POSITION AND ACTIONS (2/2)

- Dividend outlook
  - Based on first half 2002 results, significantly lower cash dividend for 2002 will have to be expected, reflected in lower cash accruals
  - Proposal to the AGM for amount and form of payment to be decided by BoD based on full year results

ASSETS UNDER MANAGEMENT

- Net inflows of CHF 17.7 bn in H1/02 (Q2/02: 4.2 bn, Q1/02: 13.5 bn), 58% down vs H1/01
  - Institutional assets outflow of CHF 10.4 bn in H1/02 at CSAM
  - Private banking contributed CHF 14.8 bn in H1/02, despite CHF 3.3 bn net outflow due to Italian tax amnesty in H1 2002



in CHF billion
1,430.6
14.8
PB
(1.1)
C&RB
4.3
L&P
4.9
IB
(5.2)
CSFB FS
CSFB
(118.2)
Market movements, FX & structural effects
(36.9)
Acquisitions & divestments
1,293.2
CHF 17.7 bn (+2.5% p.a.)
net new assets
AuM 12.01
AuM 06.02

PRIVATE BANKING
NET NEW ASSETS

in CHF billion

22.0
0.4
21.6
13.7
1.4
12.3
14.8 / 18.1
3.3
5.6
9.2
whereof Italy
CHF 4.5 bn
H1
H2
H1
2001
2002
Italian tax amnesty, net outflow
EFSI
Private Banking



NET OPERATING PROFIT* CONTRIBUTION



in CHF million
748
654
580
624
754
581
Private Banking, Corporate & Retail Banking
727
524
(170)
(187)
259
371
CSFB (Business Unit)
354
485
161
162
(132)
(917)
Insurance units
Q1
Q2
Q3
Q4
Q1
Q2
2001
2002
Consistent
Recovery Underway
Return to Profitability

* before exceptional items and minority interests

REVENUE

- Banking revenues Q-on-Q stable at CHF 7.4 bn
  - Increase in net interest income offset by reduced trading result
- Lower insurance revenues due to sharp drop in investment income

in CHF billion	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Change vs Q1/02	Change vs Q2/01
CSG total	**11.2**	**8.7**	**8.2**	**8.3**	**7.6**	**-8%**	**-32%**
Banking*	**9.5**	**7.9**	**6.8**	**7.4**	**7.4**	**0%**	**-22%**
Interest income	1.6	2.0	1.6	1.9	2.2	17%	35%
Fees & commissions	4.8	4.0	4.4	4.4	4.4	-0%	-9%
Trading	3.1	2.0	0.9	1.2	0.9	-27%	-71%
Other							
Insurance	1.9	1.3	1.6	1.0	0.5	**-51%**	**-75%**

* excluding other result

OPERATING EXPENSES SECOND QUARTER (1/2)

- Operating expenses stable at CHF 7.0 billion vs Q1/02 and 19% below Q2/01
  - Modest increase in bonus accruals primarily at CSFB reflect slightly increased business volumes vs Q1/02

in CHF million	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Change vs Q1/02	Change vs Q2/01
Operating C/I ratio, banking*	81%	90%	83%	79%	81%		
CSG total	**8,675**	**7,732**	**7,596**	**6,979**	**7,034**	**+1%**	**-19%**
Personnel expenses	5,959	5,276	4,625	4,837	4,816	-0%	-19%
thereof:							
retention payments	209	189	220	179	180	0%	-14%
bonuses	2,552	1,944	724	1,513	1,635	8%	-36%
Other operating expenses	2,214	1,954	2,272	1,661	1,752	5%	-21%
Depreciation	502	502	699	481	466	-3%	-7%

* excluding amortization of acquired intangible assets and goodwill

OPERATING EXPENSES FIRST HALF 2002 (2/2)

- First half cost base down by CHF 3.1 billion (-18%) vs H1/01
  - Primarily driven by bonus (-41%) and operating expense reductions (-18%)

in CHF million	H1/01	H1/02	Change vs H1/01
CSG total	**17,142**	**14,013**	**-18%**
Personnel exp.	**11,989**	**9,653**	-19%
thereof:			
retention payments	403	359	-11%
bonuses	5,331	3,148	-41%
Other op. expenses	**4,168**	**3,413**	-18%
Depreciation	985	947	-4%

ASSET QUALITY
CAPITAL EXPOSURE & PROVISION DEVELOPMENT

- Continued improvement in non-performing counterparty exposures (NPCE)*



NPCE* (in CHF million)
CSFB
CSFS
1,904
12,105
1,887
10,964
1,479
8,347
1,484
2,668
7,072
2,237
3,748
5,918
2,057
3,451
5,307
1,644
2,451
5,072
CSFB in USD
YE 98
YE 99
YE 00
06.01
YE 01
03.02
06.02

	YE 98	YE 99	YE 00	06.01	YE 01	03.02	06.02
NPCE as %age of credit exp. *	4.1%	3.4%	2.4%	2.3%	2.4%	2.3%	2.1%
Coverage ratio of NPCE	63%	63%	63%	60%	59%	60%	62%

* includes loans and loan equivalents

CREDIT SUMMARY

- Provisioning at CSFS in line with LTM trend
- Credit costs at CSFB show expected rise in line with deteriorating credit environment

2001 credit costs / total counterparty exposure* *(in basis points, annualized)*



Quarterly credit cost
LTM run-rate
10
24
18
17
22
21
19
Q1 Q2 Q3 Q4 Q1 Q2
2001
2002
CSFS
26
15
52
109
46
88
74
Q1 Q2 Q3 Q4 Q1 Q2
2001
2002
CSFB
20
18
38
70
36
58
51
Q1 Q2 Q3 Q4 Q1 Q2
2001
2002
CSG consolidated

* includes lending, unused committed facilities, contingent exposures and counterparty trading
LTM = last twelve months

CAPITAL RATIOS AS PER 30 JUNE 2002 (1/2)

- CSG continues to be in line with the commited standards for a well capitalized financial institution

in CHF m	Credit Suisse[1]	Credit Suisse First Boston[1]	**CSG Banking**[2]	**CSG Consol.**
Tier 1 capital	6,762	13,920	20,156	20,187
acquired intangible assets [3]	*55*	*3,215*	*3,265*	*3,265*
hybrid capital	-	*1,046*	*2,015*	*2,015*
Book equity	7,540	23,964	35,731	36,458
BIS risk-weighted assets	90,932	110,705	217,284	220,467
Tier 1 capital ratio	7.4%	12.6%	9.3%	9.2%
excl. acquired intangible assets	*7.4%*	*10.1%*	*8.0%*	*7.9%*

- Reducing cash dividend accrual to CHF 150 m from previous CHF 600 m per quarter releases CHF 900 million of qualifying tier 1 capital for half year 2002

(1) regulated Swiss legal entities Credit Suisse and Credit Suisse First Boston
(2) including holding company and other banking units (e.g. independent private banks)
(3) net of 35% tax

CAPITAL RATIOS DEVELOPMENT (2/2)

- Reduction in Winterthur's unrealized gain impacted consolidated capital ratios...



CSG consolidated total capital
18.2%
16.6%
16.1%
14.8%
15.7%
14.8%
15.5%
CSG consolidated tier 1
11.3%
10.3%
9.9%
9.0%
9.5%
9.0%
9.2%
Q4 Q1 Q2 Q3 Q4 Q1 Q2
2001
2002

- ...while underlying banking capital ratios remained fairly constant with upward movement in Q2/02



Credit Suisse First Boston tier 1
13.6%
13.0%
13.0%
12.5%
12.9%
12.4%
12.6%
CSG banking tier 1
9.1%
8.9%
8.6%
8.4%
8.8%
8.5%
9.3%
Credit Suisse tier 1
7.1%
6.7%
6.7%
7.1%
6.9%
7.1%
7.4%
Q4 Q1 Q2 Q3 Q4 Q1 Q2
2001
2002



WINTERTHUR GROUP ASSET ALLOCATION

- Responsive to equity market developments
  - reduction of equity exposure from 18% to 12% (CHF -7.2 bn) at end-June '02
    - further reduction to approx. 9% by end of July 2002
  - continued dynamic management of investment portfolio



124.9
122.2
122.7
121.0
Total* (in CHF bn)
3
8
8
25
56
4
9
8
18
61
6
8
8
19
59
9
9
8
12
62
Short-term Investments, others
Real Estate (fair value)
Mortgages
Equity Securities
Debt Securities & Loans
2000
2001
Q1/02
Q2/02

* all investments incl. real estate at market value; exluding unit-linked business

WINTERTHUR GROUP
EQUITY AND SOLVENCY CAPITAL

- Valuation reserve account has historically been significant part of capital
  - Equity position has dramatically diminished since market highs in 1999/2000 driven by deteriorating valuation reserve account

Shareholders' Equity (incl. Minorities) and Solvency Capital
(in CHF billion)

8.9
9.1
Valuation reserve
5.5
4.6
5.3
0.7
4.7
0.5
4.0
0.4
Other equity components
3.4
4.5
4.6
4.2
3.6
Total Share-holders' Equity
4.0
1.1
3.2
(0.4)
7.9
1999
2000
2001
Q1
Q2
2002
Altern. solvency capital
Real estate reserves
Net adjust-ments*
Total solvency capital

* see supplement slides for more detail

WINTERTHUR GROUP SOLVENCY – EU DIRECTIVE AS PER 30 JUNE 2002

- EC* Insurance Group solvency capital, which excludes all double leverage and double gearing, stood at CHF 7.9 bn
  - Solvency ratio of 123%, or CHF 1.5 bn surplus capital
  - Calculation basis reviewed and agreed by BPV**



(in CHF m)
7.9
123%
6.4
Real estate value adjustments
3.2
Alternative solvency capital
1.1
Book equity
4.0
Net adjustm.
(0.4)
2.5
3.9
Non-Life
16% of net written premiums
Life
4% of technical traditional reserves
1% for unit-linked business
Available
Required
Solvency Capital
June 30, 2002

* European Commission
** Bundesamt für Privatversicherungswesen

WINTERTHUR GROUP SOLVENCY – STATUTORY* AS PER 30 JUNE 2002

- In addition to the Group solvency ratio, Winterthur monitors solvency margins in each jurisdiction in which it operates
  - Winterthur exceeds the local statutory solvency margin requirements in all of these countries
- For the 10 largest entities, the sum of local statutory solvency capital over the sum of local regulatory requirements is approx. 170%
  - For 9 of these entities, the ratio ranges from 145% to 265%
  - The smallest of these 10 entities stands at 104%; appropriate measures are being initiated to strengthen the solvency position

* fully de-levered for intra-group debt, de-geared to account for subsidiary surplus capital only

CREDIT SUISSE FINANCIAL SERVICES HIGHLIGHTS Q2 2002

Net operating profit	➢ Given market environment, satisfactory results in banking businesses with net operating profit[1] of CHF 581 m ➢ Poor investment income in the insurance units leading to a net operating loss[1] of CHF 917 m ➢ CSFS recorded a net operating loss of CHF 271 m in Q2 and half-year net operating profit declined by 84% to CHF 349 m vs H1/01
Operating expenses	➢ Half-year expenses down by CHF 84 m (2%) vs last year ➢ Approx. 2/3 of planned efficiency improvements and synergies (target 2002: CHF 400 m) realized, partially offset by planned business growth and expansion ➢ Q-on-Q expense increase reflects rise to expected full-year run rate
Assets under management	➢ CHF 713.3 bn, down 5.7% over last quarter ➢ CHF 7.2 bn net new assets (CHF 5.6 bn in PB)

(1) before minority interests

PRIVATE BANKING
HIGHLIGHTS Q2 2002

Net operating profit

- CHF 486m, down 23% vs Q1/02
- Revenues down 7% vs Q1/02
- Expenses up 5% Q-on-Q up to expected run-rate
  - slightly higher personnel costs
  - increased other operating expenses
- Net margin of 36 bp (Q1/02: 46 bp)

Assets under management

- CHF 517 bn, down 5% (CHF 30 bn) since beginning of the year, driven by FX changes and market performance
- Net new assets of CHF 5.6 bn for the quarter (Q1/02: CHF 9.2 bn)
  - successful, given CHF 3.3 bn net outflow due to Italian tax amnesty in H1 2002
  - reduced sales of new products
- In Q2, CHF 2.4 bn net new assets in onshore Europe, whereof CHF 2.0 bn in Italy

PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN



Asset-driven
Transaction-driven
Other revenue
in bp
120
90
60
30
0
145
10
48
87
134
3
43
88
123
6
34
83
131
6
34
90
132
6
40
86
133
4
42
87
127
6
35
86
Q1/01
Q2/01
Q3/01
Q4/01
2001
Q1/02
Q2/02
-6 bp
structured investments
brokerage
trading
structured investments
commission on assets
interest margin

CORPORATE AND RETAIL BANKING HIGHLIGHTS Q2 2002

Net operating profit

- CHF 95 m net operating profit
- Operating income up 2% Q-on-Q;
  231bp net interest margin down from 238 bp
- Operating ROE of 9.5% (Q1/02: 12.1%)

Operating expenses

- Operating expenses up 18% to expected run-rate 2002 (due to seasonality, salaries, transfer of banknote business)
- Cost/income ratio of 69.8% (Q1/02: 60.6%)

Assets under management

- CHF 52.9 bn (CHF 54.4 bn as of Q1/02)
- Net new assets of CHF 0.3 bn

Assets quality

- Stable credit quality
- Half year provisions largely in line with model expectations

LIFE AND PENSIONS HIGHLIGHTS H1 2002

Premiums

- Gross premiums written of CHF 10.3 bn
  - up 9% on H1/01, 13% organic growth (in local currency)
  - major growth contributors are Switzerland, Italy, UK, Belgium

Net operating profit

- Loss of CHF -412 m, reflecting low investment results
- Investment return pushed down to 1.7% (H1/01: 6.5%), of which 4.2% current income and -2.5% net realized losses
- Approx. CHF -850 m net operating profit impact from lower investment income
- Reduced expense ratio of 9.2% (H1/01: 10.2%) reflecting efficiency improvements and growth

Net new assets

- Up 39% to CHF 4.3 bn from CHF 3.1bn in H1/01

Scope of consolidation

- Sale of operations in France and Austria

INSURANCE HIGHLIGHTS H1 2002

Premiums	➤ CHF 7.7 bn net premiums earned – up 3% on H1/01, 9% organic growth (in local currency) – major growth contributors are Switzerland, Germany, UK, North America
Net operating profit	➤ Loss of CHF -637 m due to negative investment result ➤ Investment return down to -1.3% (H1/01: 8.1%), of which 4.4% current income offset by -5.7% net realized losses ➤ Approx. CHF -1 bn net operating profit impact from lower investment income ➤ 103.8% combined ratio reflecting efficiency improvements and optimized business mix (down from 107.6% in H1/01) – 74.9% claims ratio, down 310 bp vs H1/01 on improvements in N.America, Spain, Italy, Switzerland – 28.9% expense ratio, down 70 bp vs H1/01
Scope of consolidation	➤ Sale of Winterthur International, France and Austria ➤ Acquisitions of Prudential portfolio and CGU Belgium

WINTERTHUR GROUP INVESTMENT RESULT (1/2)



in CHF m
Life & Pensions
Insurance
Current income
Net realized gains/losses
H1 2001 (annualized)
4.6%
1.9%
4.9%
3.2%
H1 2002 (annualized)
4.2%
-2.5%
4.4%
-5.7%

in CHF m	Life & Pensions	Insurance
Net investment income H1/02 vs H1/01 (insurance chart of account)	(2,364)	(1,533)
Impact on operating income (CSG chart of account)	(1,100)	(1,450)
Impact on net operating profit	(850)	(1,050)
Realized losses in H1/02	(3,281)	(1,306)
thereof impairments	(1,406)	(393)

WINTERTHUR GROUP
INVESTMENT RESULT (2/2)

- Dynamic management of investment portfolio to protect capital base as underlying principle
- Equity investments reduced from 18% to 12% since year-end 2001 and further reduced to approx. 9% at end of July
- With the current technical performance, investment result based purely on current income would lead to break-even or better net operating profits in both insurance businesses (see supplement slides for illustration)
- However, if markets do not recover, unrealized losses of CHF 1.1 bn in equity portfolio as of June 30, plus additional realized losses associated with the further reduction of the equity portfolio in July, are expected to have a substantial negative P&L impact in second half of 2002
  - Profit impact depends on sizing of realized gains/losses, policy-holders' participation and taxes

CREDIT SUISSE FINANCIAL SERVICES STRATEGIC FOCUS GOING FORWARD (1/3)

Overall

- Focus on client satisfaction with consistent product/service quality and best advice
- Further adapt the cost structure to the economic environment
- Tightly manage risks in challenging environment (especially investment risks and credit risks)
- Execute pragmatic Bancassurance approach (e.g. life products through banking channels, mortgages and funds through insurance channels) while avoiding costly and time-consuming integration efforts

CREDIT SUISSE FINANCIAL SERVICES STRATEGIC FOCUS GOING FORWARD (2/3)

Banking Units

- Adapt speed of geographic expansion to new market environment with focus on private banking clients
- In Switzerland, repositioning of private clients distribution towards clearly focused private banking and retail banking business (announced in June 2002, well underway)
- Continue to serve client's needs for structured investment products
- Further apply our strictly-defined credit policy

CREDIT SUISSE FINANCIAL SERVICES STRATEGIC FOCUS GOING FORWARD (3/3)

Insurance Units

- Insurance businesses as one of the CSFS's major assets to be managed back to sound profitability
- Overall focus on core markets, emphasis on growth in attractive business lines with stable margins
- Improve the combined ratio in non-life business (target < 100%) and expense ratio in life business (target < 10%) through a combination of
  - capturing pricing opportunities
  - accelerated cost containment
  - active management of the business portfolio
- Protect the capital basis and stabilize capital requirements through
  - dynamic investment management and adjusted asset allocation
  - focusing growth on less capital-intensive life products
  - divestitures of non-core businesses

CREDIT SUISSE FIRST BOSTON HIGHLIGHTS Q2 2002

Net operating profit

- Up 48% to USD 229 m vs Q1/02
  - Restructuring benefits continue
  - Negatively impacted by provisions, up 29% vs Q1/02
  - Operating ROE of 9.9% (13.1% excl. retention payments)

Revenues

- Up 7% to USD 3.5 bn vs Q1/02
- Down 17% vs Q2/01 reflecting:
  - Equity revenues down 37% vs prior year
  - Lower fixed income revenues, down 13% vs prior-year in more stable interest rate environment

Operating expenses

- Down 19% or USD 639 m vs Q2/01
- Down 23% or USD 1.5 bn H1/02 vs H1/01
- Up USD 72 m or 3% vs Q1/02
  - Comp./revenue at 55% flat to Q2/01 and Q1/02
  - Other operating expenses down 5% vs Q1/02 and down 25% vs Q2/01

CREDIT SUISSE FIRST BOSTON OPERATING EXPENSES

- Half-year cost base down by USD 1 billion (-16%) vs '01 pro rata run-rate
- Personnel expenses down 24% H1/02 vs H1/01 and down 13% H1/02 vs '01 on a pro rata basis
  - Headcount down 15% vs H1/01
  - Bonus accruals lower H2/01 vs H1/01

6,762
-16%
5,681
-8%
5,238
466*
4,897
3,694*
3,729
239
241
219
1,865
1,987
1,509
H1/01
H2/01
H1/02

in USD million	Change vs H1/01	Change vs H2/01
Op. expenses	**-23%**	**-8%**
Personnel exp.	-24%	1%
thereof: retention payments	-8%	-9%
Other op. expenses	-19%	-24%

* incl. USD 466 m personnel expenses related to headcount reductions and classified as exceptional item in Q4/01

INVESTMENT BANKING SEGMENT HIGHLIGHTS Q2 2002

- Shift in mix of trading profits vs interest income impacted by
  - Relatively stable rates vs '01 (less rate cuts)
  - OTC moved to commission-based execution vs "spread" or trading income
  - Use of futures markets to hedge residential mortgage book
- Provisions up by USD 222 m in H1/02 vs H1/01 due to:
  - Provisions for discontinued real estate held for sale
  - Corporate credit provisions up 18% Q2/02 vs Q1/02
- Business conditions continue to be extremely challenging
  - Focus on prioritization of capital allocation
  - Discipline of loan Joint-Venture key component of capital allocation
  - Human resources allocation under continuous review

INVESTMENT BANKING
KEY MARKET SHARE FIGURES

	June 2002			2001			1997		
	Rank	Share	Gap to 3	Rank	Share	Gap to 3	Rank	Share	Gap to 3
Global M&A	1	21.2%	none	4	22.6%	3.8%	5	12.3%	6.2%
Global Equity	4	8.2%	4.0%	5	10.0%	1.5%	5	4.9%	7.3%
Global Debt	4	8.0%	0.6%	3	8.4%	none	7	5.4%	3.2%
High Yield	1	17.6%	none	1	16.4%	none	10	4.0%	7.3%
Equity research									
North America	2	52 RA	none	2	52 RA	none	10	13 RA	26 RA
Europe	2	38 RA	none	1	41 RA	none	12	8 RA	26 RA

RA = rated analysts

CSFB FINANCIAL SERVICES HIGHLIGHTS Q2 2002

Net operating profit*	➢ USD 71 m vs USD 70 m in Q1/02; USD 141 m vs USD 116 m H1/02 vs H1/01
Revenues	➢ Up 3% to USD 553 m vs Q1/02, comparison vs prior-year period difficult due to sale of CSFB*direct* (US & UK) and Autranet
Operating expenses	➢ Up 2% to USD 423 m vs Q1/02 but down 21% vs Q2/01 as a result of cost reduction measures and divestitures – Comp./revenue at 46.7%
Assets under management	➢ Net new asset outflow of CHF 4.4 bn – CSAM: net outflow of CHF 6.5 bn due primarily to mandates lost in US – PCS: net inflow of CHF 2.2 bn

* before acquisition related costs and minorites

GROUP PRIORITIES

- Restore profitability and earnings strength at Winterthur
  - Continue momentum in improving underwriting results, focusing on core markets
  - Investment strategy focus on current returns
  - Stabilize and improve capital position
  - Manage costs, pricing and product mix to profitability
- Continue momentum in banking business
  - Continue client focus and maintain market shares
  - Drive through cost savings
- Core business focus
  - focus on business prospects – where we can create value
  - disciplined, capital allocation
- Continued focus on efficiency
  - Complete cost initiatives
  - Respond to rapidly changing market environment

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION (1/2)

This presentation contains statements that constitute forward-looking statements. In addition,
in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.
Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations
in particular; (iii) the ability of counter-parties to meet their obligations to us;

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION (2/2)

(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices;

(xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

CREDIT SUISSE | GROUP

SUPPLEMENTS TO THE 2ND QUARTER 2002 RESULTS

CREDIT SUISSE FIRST BOSTON
FID REVENUE BREAKDOWN - Q2 2002

Fixed Income *


Rates
26%
EMG
14%
Credit
60%



* Fixed Income revenue includes 50% of fixed income capital markets

CREDIT SUISSE FIRST BOSTON
EQUITY REVENUE BREAKDOWN - Q2 2002

Equity *


EDCU
37%
US
customer
36%
LatAm
customer
2%
Europe
customer
17%
Asia
customer
8%

* Equity revenue includes 50% of equity capital markets

CREDIT SUISSE FIRST BOSTON
IBD REVENUE BREAKDOWN - Q2 2002

Investment Banking *


Other
17%
DCM
13%
ECM
21%
M&A
42%
Private
Equity
7%

* Investment Banking revenue includes 50% of equity capital markets and 50% of fixed income capital markets

CREDIT SUISSE FIRST BOSTON
CSFB FS REVENUE BREAKDOWN - Q2 2002

CSFB
Financial Services



PCS
16%
CSAM
43%
Pershing
41%

EMERGING MARKETS EXPOSURE BY REGION
(at close of business June 28, 2002)

in USD m	Americas	CIS/ Europe	Mid. East/ Africa	Asia / Pacific	Total Global
Loans	**1,439**	**1,014**	**394**	**1,149**	**3,997**
Loan equivalent exposure	**627**	**202**	**332**	**460**	**1,621**
Money market	0	0	0	0	0
F/X, precious metals	627	202	332	460	1,621
Derivatives	0	0	0	0	0
Trading positions	**1,103**	**1,150**	**1,127**	**3,566**	**6,946**
Fixed income	1,073	1,117	1,123	3,202	104
Equities	30	33	5	363	1
Reverse repos	**503**	**63**	**49**	**118**	**734**
Total, gross	**3,672**	**2,430**	**1,902**	**5,293**	**13,298**
Net notional FX position	74	(106)	(680)	(1,225)	(1,937)
Provisions	(173)	(16)	(18)	(226)	(432)
Net exposure	**3,574**	**2,308**	**1,205**	**3,842**	**10,929**

AMERICAS REGION EXPOSURE
(at close of business June 28, 2002)

in USD m	Argentina	Brazil	Mexico	Other	Total Region
Loans	**249**	**358**	**461**	**371**	**1,439**
Loan equivalent exposure	**53**	**79**	**313**	**182**	**627**
Money market	0	0	0	0	0
F/X, precious metals	53	79	313	182	627
Derivatives	0	0	0	0	0
Trading positions	**23**	**917**	**51**	**112**	**1,103**
Fixed income	23	892	47	111	1,073
Equities	0	25	4	1	30
Reverse repos	**2**	**363**	**74**	**64**	**503**
Total, gross	**326**	**1,718**	**899**	**729**	**3,672**
Net notional FX position	0	(104)	201	(23)	74
Provisions	(140)	0	(27)	(6)	(173)
Net exposure	**187**	**1,613**	**1,073**	**701**	**3,574**

CIS/EUROPE REGION EXPOSURE (1/2)
(at close of business June 28, 2002)

in USD m	Russia	Czech Republic	Turkey	Hungary
Loans	**394**	**22**	**279**	**14**
Loan equivalent exposure	**0**	**19**	**43**	**23**
Money market	0	0	0	0
F/X, precious metals	0	19	43	23
Derivatives	0	0	0	0
Trading positions	**429**	**91**	**58**	**187**
Fixed income	404	90	57	186
Equities	25	2	0	0
Reverse repos	**30**	**0**	**7**	**0**
Total, gross	**853**	**132**	**387**	**224**
Net notional FX position	(200)	170	(26)	(40)
Provisions	0	(15)	0	0
Net exposure	**652**	**287**	**361**	**183**

CIS/EUROPE REGION EXPOSURE (2/2)
(at close of business June 28, 2002)

in USDm	Poland	Other	Total Region
Loans	**83**	**223**	**1,014**
Loan equivalent exposure	**98**	**19**	**202**
Money market	0	0	0
F/X, precious metals	98	19	202
Derivatives	0	0	0
Trading positions	**286**	**100**	**1,150**
Fixed income	283	98	1,117
Equities	3	2	33
Reverse repos	**22**	**4**	**63**
Total, gross	**489**	**346**	**2,430**
Net notional FX position	(9)	0	(106)
Provisions	0	(1)	(16)
Net exposure	**480**	**346**	**2,308**

AFRICA / MIDDLE EAST REGION EXPOSURE (1/2)
(at close of business June 28, 2002)

in USD m	Egypt	Saudi Arabia	Other	Middle East
Loans	**37**	**69**	**145**	**251**
Loan equivalent exposure	**1**	**40**	**94**	**135**
Money market	0	0	0	0
F/X, precious metals	1	40	94	135
Derivatives	0	0	0	0
Trading positions	**3**	**0**	**19**	**22**
Fixed income	3	0	19	22
Equities	0	0	0	1
Reverse repos	**0**	**0**	**43**	**43**
Total, gross	**41**	**109**	**301**	**451**
Net notional FX position	0	0	(7)	(7)
Provisions	0	0	(1)	(1)
Net exposure	**41**	**109**	**293**	**443**

AFRICA / MIDDLE EAST REGION EXPOSURE (2/2)
(at close of business June 28, 2002)

in USD m	South Africa	Other	Total Africa	Total Region
Loans	**41**	**102**	**143**	**394**
Loan equivalent exposure	**197**	**0**	**197**	**332**
Money market	0	0	0	0
F/X, precious metals	197	0	197	332
Derivatives	0	0	0	0
Trading positions	**995**	**110**	**1,105**	**1,127**
Fixed income	991	110	1,101	1,123
Equities	4	0	4	5
Reverse repos	**6**	**0**	**6**	**49**
Total, gross	**1,239**	**212**	**1,452**	**1,902**
Net notional FX position	(674)	0	(674)	(680)
Provisions	0	(16)	(16)	(18)
Net exposure	**565**	**196**	**762**	**1,205**

ASIA / PACIFIC REGION EXPOSURE (1/2)
(at close of business June 28, 2002)

in USD m	Indonesia	South Korea	Malaysia	Thailand
Loans	**323**	**82**	**75**	**84**
Loan equivalent exposure	**(22)**	**238**	**7**	**9**
Money market	0	0	0	0
F/X, precious metals	(22)	238	7	9
Derivatives	0	0	0	0
Trading positions	**439**	**2,557**	**22**	**270**
Fixed income	439	2,371	10	260
Equities	0	186	12	10
Reverse repos	**1**	**49**	**0**	**12**
Total, gross	**741**	**2,927**	**104**	**376**
Net notional FX position	83	(1,429)	(7)	(0)
Provisions	(174)	(9)	0	(8)
Net exposure	**650**	**1,489**	**98**	**368**

ASIA / PACIFIC REGION EXPOSURE (2/2)
(at close of business June 28, 2002)

in USD m	China	Hong Kong	Other	Total Region
Loans	**311**	**150**	**585**	**1,149**
Loan equivalent exposure	**116**	**66**	**228**	**460**
Money market	0	0	0	0
F/X, precious metals	116	66	228	460
Derivatives	0	0	0	0
Trading positions	**16**	**130**	**278**	**3,566**
Fixed income	0	(6)	123	3,202
Equities	16	136	155	363
Reverse repos	**8**	**25**	**55**	**118**
Total, gross	**451**	**371**	**1,145**	**5,293**
Net notional FX position	2	0	128	(1,225)
Provisions	(6)	(10)	(35)	(226)
Net exposure	**448**	**361**	**1,239**	**3,842**

TOTAL COUNTERPARTY EXPOSURE BY RATING

in CHF bn

	YE 00	03/01	06/01	09/01	YE 01	03/02	06/02
Total	405	423	431	418	400	380	350
R1 - R3 (AAA - A)	44%	43%	45%	44%	43%	44%	43%
R4 (BBB)	35%	36%	36%	37%	38%	38%	39%
R5 - R7 or N/R (non-investment grade)	16%	16%	14%	15%	14%	14%	14%
R8 (impaired / non-performing)	5%	5%	4%	4%	5%	5%	4%

TOTAL COUNTERPARTY EXPOSURE INDUSTRY BREAKDOWN

Total exposure: CHF 350 bn (as of June 30, 2002)



Selected Industries

- Automotive: 0.4%
- Computer: 2.0%
- Energy: 4.7%
- Health care: 1.2%
- Telecom: 2.4%



Other
1.7%
Services
15.4%
Individuals
20.1%
Manufacturing
9.1%
Public
2.3%
RE & const.
7.6%
Energy/environ.
4.8%
Agri/mining
1.7%
Financial
enterprises
37.4%

LIFE & PENSIONS
GROSS PREMIUMS WRITTEN

% of total

	H1/01	H1/02
Total	CHF 9.2 bn	CHF 10.3 bn
CEE, Asia	6	7
Germany, UK, Iberia, Benelux	38	39
Switzerland	56	54

	H1/01	H1/02
Total	CHF 9.2 bn	CHF 10.3 bn
Unit-linked	16	16
Traditional	84	84

	H1/01	H1/02
Total	CHF 9.2 bn	CHF 10.3 bn
Individual	43	49
Group	57	51

	H1/01	H1/02
Total	CHF 9.2 bn	CHF 10.3 bn
Single	49	54
Annual	51	46

Note: 2001 excluding France and Austria

LIFE & PENSIONS DISTRIBUTION BY CHANNEL

% of total sales



CHF 11.7 bn
CHF 12.3 bn
2
16
5
4
16
57
1
15
5
4
17
58
External banks
CSG
Others
Direct
Brokers
Tied agents and other own channels
H1/01
H1/02

Note: 2001 excluding France and Austria

INSURANCE
DISTRIBUTION BY CHANNEL

% of total gross premiums, local business only



CHF 9.4 bn
CHF 10.8 bn
4
7
4
45
40
4
10
4
45
37
Other
Call center
Banks
Brokers
Tied agents
H1/01
H1/02

L&P NEW BUSINESS WITH LOW GUARANTEES COMPARED TO RISK-FREE RATES

CHF billion, H1 2002



NEW BUSINESS GUARANTEES VS. RISK-FREE MARKET RATES*
10 yr risk-free rate
Technical interest rate
10.3
New business
30%
Renewals/ existing business
70%
Total GWP H1 2002
LP weighted average (top 5 sites)
4.74%
2.73%
CH Group Life (net new assets)
3.92%
4.00%
CH individual
3.92%
2.50%
Germany
5.32%
3.25%
Spain
5.32%
2.50%
Italy
5.32%
2.50%
Belgium
5.32%
3.25%
+/- other expenses or profits to calculate profitability (e.g. unit-linked business, risk process, administration process, mandatory bonus payouts)

* average 2Q 2002

STRUCTURAL PROFITABILITY OF INSURANCE BUSINESS

- With the current technical performance, investment result based purely on current income of 4.0% to 4.5% would lead to break-even or better results in both insurance businesses



Required investment income
Investment income based on current income only
Life & Pensions(1)
Guaranteed interest rate of in-force business 3.7%
Net other items 0.3% to 0.5%
+
3.9% to 4.2%
≤
4.0% to 4.5%
Insurance(2)
Combined ratio 104%
Other/interest expenses 1.0% to 3.0%
+
5.0% to 7.0%
≤
Current income 4.0% to 4.5%
Invested asset coverage ratio(3) 2.0x
*
8.0% to 9.0%

(1) in relation to technical reserves (2) in relation to net premiums earned (3) investment portfolio to premiums

WINTERTHUR GROUP INVESTMENT RESULT

- Realized losses, including impairments, were main driver for poor investment results

	2001			2002		
in m CHF	**H1**	**H2**	**Total**	**Q1**	**Q2**	**Total**
Current income	**3,044**	**2,577**	**5,621**	**1,252**	**1,449**	**2,701**
Realised gains	2,664	2,729	5,393	1,348	1,387	2,735
Realised losses (incl. impairments)	-927	-2,584	-3,511	-1,602	-2,985	-4,587
Thereof impairments	*(-295)*	*-774*	*(-1,152)*	*(-942)*	*(-857)*	*(-1,799)*
Depreciation on RE	-93	-104	-197	-49	-46	-95
NET real. G/L	**1,644**	**41**	**1,685**	**-303**	**-1,644**	**-1,947**
Investment result	**4,688**	**2,618**	**7,306**	**949**	**-195**	**754**
Net investment income*	**4,514**	**2,468**	**6,982**	**879**	**-262**	**617**

* for L&P: investment income general account

WINTERTHUR GROUP INVESTMENT PORTFOLIO CREDIT EXPOSURE BY RATING



Winterthur Life & Pensions 30.06.02
A
13.3%
BBB
0.5%
AAA
48.6%
AA
37.6%
Winterthur Insurance 30.06.02
BBB
4%
A
24%
AAA
28%
AA
44%

EU SOLVENCY CALCULATIONS AVAILABLE CAPITAL

Solvency related capital (available capital)*


New Swiss primary equity
Alternative solvency capital
Real estate value adjustm.
Deferred tax adjustm.
Technical & other adjustm.
Value of in-force portfolio**
DAC
PVFP
EU solvency capital (available capital)

* exemplary illustration only, actual or relative sizing of adjustments does not reflect real financials
** only up to the amount allowed by regulators

EU SOLVENCY CALCULATIONS ADJUSTMENTS (1/2)

Adjustments	Definition	Comment
Alternative solvency capital	Amount of hybrid capital that is allowed for capital under EU solvency regulations.	Can not exceed 50% of margin (rating agencies may be more restrictive).
Real estate value adjustments	Real estate carried at cost less accumulated depreciation under New Swiss Primary accounting rules (Swiss GAAP FER alignment to US GAAP). Real estate is carried at cost net of any provisions for impairment in statutory accounts.	Eligible solvency adjustments up to market value.
Deferred tax adjustments	Under New Swiss Primary a deferred tax asset (liability) is established when there is a temporary difference between the book basis value and the tax basis value.	These are not admissible for BPV/EU solvency and must be reversed.
Technical & other adjustments	Technical adjustments for differences in provisioning under New Swiss Primary and under statutory accounting standards. Comprises pension cost (assets) liability, deferred gains run-off Non-Life, free bonus reserves Switzerland and non-allocated/non-specific reserves (not technical).	Differences between New Swiss Primary and statutory accounting standards data.

EU SOLVENCY CALCULATIONS ADJUSTMENTS (2/2)

Adjustments	Definition	Comment
Zillmer	In certain countries, deferred acquisition costs are deducted from the statutory reserve - rather than booking them as an asset under New Swiss Primary (DAC).	Certain Zillmers are allowed to be used to cover the EU solvency requirement.
Value of in-force business	The value of the in-force portfolio calculated using statutory information. Only the amount admissible by regulators is added to solvency capital.	This value can be converted to cash by securitization.
DAC (deferred acquisition costs)	DAC consist primarily of commissions, underwriting expenses and policy issuance costs, which vary with - and are directly related to - the acquisition of insurance contracts, and are deferred to the extent they are deemed recoverable.	New Swiss Primary DAC is not admissible for BPV/EU Group solvency and must be reversed
PVFP (present value of future profits)	PVFP is an intangible asset established at acquisition under New Swiss Primary accounting standards. The Present Value of Future Profits is the present value of anticipated profits embedded in each acquired life and health insurance portfolio.	This is not recorded on a statutory basis and therefore deducted for EU solvency calculations.

WINTERTHUR GROUP CAPITAL CHANGES IN FIRST HALF 2002

- EU solvency decreased to a level of 129% at March/April
  - CHF 1.1 billion upper tier 2 issued by CSG and downstreamed to Winterthur in the form of alternative solvency capital (not part of shareholders' equity)
  - Equity injection of CHF 600 million was concluded

Shareholders equity* *(in CHF m)*


5,278
(150)
(369)
(283)
(991)
600
(123)
3,962
12/01
Dividends paid
Net unrealized gains/ (losses)
FX changes; others
Net loss
Capital injection
Minorities
06/02

- The EU solvency ratio was raised to 155%, based on Q1/02 results

* including minorities

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION (1/2)

This presentation contains statements that constitute forward-looking statements. In addition,
in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.
Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations
in particular; (iii) the ability of counter-parties to meet their obligations to us;

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION (2/2)

(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices;

(xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [signature]
Name: Karin Ehemberg [illegible]
Title: Managing Director

Dated: August 14, 2002